Exhibit 99.1

THIS TRANSACTION SUPPORT AGREEMENT IS NOT AND SHALL NOT BE DEEMED AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS. NOTHING CONTAINED IN THIS TRANSACTION SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE SUPPORT EFFECTIVE DATE (AS DEFINED HEREIN), DEEMED BINDING ON ANY OF THE PARTIES TO THIS AGREEMENT ON THE TERMS DESCRIBED IN THIS AGREEMENT.

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (together with all exhibits, schedules, and attachments hereto, as amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of September 20, 2023, is entered into by and among:

(i)	Cazoo Group Ltd, a Cayman Islands exempted company (“Cazoo”) and each of its subsidiaries party hereto (each a “Company Party” and, collectively with each other subsidiary of Cazoo, the “Company”);

(ii)	the undersigned holders on the date hereof of the Convertible Notes representing approximately 76.98% of the aggregate principal amount of the Convertible Notes (the “Initial Consenting Noteholders” and, together with the Additional Consenting Noteholders, the “Consenting Noteholders”);

(iii)	the undersigned holders on the date hereof of Existing Equity holding, in the aggregate, approximately 25% of the Existing Equity (together with any holders of Existing Equity that subsequently become party to this Agreement, solely in their capacity as holders of Existing Equity, the “Consenting Equityholders,” and together with the Consenting Noteholders, the “Consenting Stakeholders”).

The Company, each Consenting Stakeholder, and any subsequent Person that becomes a party hereto in accordance with the terms hereof are referred to herein collectively as the “Parties” and each individually as a “Party.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Transaction Term Sheet.

WHEREAS, the Parties have agreed to undertake the Transaction on the terms and subject to the conditions set forth herein, including as set forth in the transaction term sheet attached hereto as Exhibit A (together with all term sheets, schedules, exhibits, and annexes attached thereto, and as may be modified in accordance with the terms hereof, the “Transaction Term Sheet”), which is the product of arm’s-length, good-faith discussions between the Parties and their respective advisors;

WHEREAS, as of the date hereof, each Consenting Noteholder is the beneficial owner, or the investment advisor or manager for the beneficial owner(s), of Convertible Notes, as applicable, in the amount set forth on its signature page to this Agreement or the Joinder Agreement, as applicable;

WHEREAS, as of the date hereof, each Consenting Equityholder is the beneficial owner, or the investment advisor or manager for the beneficial owner(s), of Existing Equity in the amounts set forth on its signature page hereto;

WHEREAS, as of the date hereof, each Initial Consenting Noteholder is the beneficial owner, or the investment advisor or manager for the beneficial owner(s), of Convertible Notes in the amounts set forth in its signature page hereto;

WHEREAS, as of the date hereof, the Consenting Equityholders collectively hold, directly or indirectly, approximately 25% of the Existing Equity; and

WHEREAS, the Parties desire to express to each other their mutual support and commitment in respect of the matters addressed in this Agreement and in the Transaction Term Sheet.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Certain Definitions.

Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Transaction Term Sheet.

As used in this Agreement, the following terms have the following meanings:

(a)  “Additional Consenting Noteholder” means any Convertible Noteholder (or any fund or other entity advising, managing or acting on behalf of that Convertible Noteholder) who has become a Consenting Noteholder by executing a Joinder Agreement in accordance with Section 27 hereto.

(b)  “Affiliate” means, with respect to a person, any other person who, directly or indirectly, is in control of, or is controlled by, or is under common control with, such person and, for the purposes of this definition, “control” when used with respect to any specified person, means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(c)  “Agreement” has the meaning set forth in the Preamble hereto.

(d)  “Alternative Proposal” has the meaning set forth in Section 4(b) hereto.

(e)  “Alternative Proposal Statement” has the meaning set forth in Section 4(b) hereto.

(f)  “Alternative Transaction” means any plan, dissolution, winding up, liquidation, receivership, assignment for the benefit of creditors, workout, reorganization, merger, consolidation, tender offer, exchange offer, business combination, joint venture, partnership, sale or disposition of all or substantially all assets, debt equitization, recapitalization, refinancing, new money financing transaction, or restructuring, in each case, of any of the Company Parties or substantially all their assets other than the Transaction; provided that transactions entered into by the Company in the ordinary course of business consistent with past practice shall not be deemed an Alternative Transaction.

(g)  “Business Day” means any calendar day that is not a Saturday, Sunday or other calendar day on which banks are required or authorized to be closed in (i) New York, New York, (ii) San Francisco, California, or (iii) London, England.

(h)  “Cazoo” has the meaning set forth in the Preamble hereto.

(i)  “Claim” means, except as otherwise defined solely for the purposes of Section 6 hereto, any right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.

(j)  “Closing Date” means the date on which the Transaction is consummated in accordance with the terms and conditions of the Definitive Documents.

(k)  “Company” has the meaning set forth in the Preamble hereto.

(l)  “Company Party” has the meaning set forth in the Preamble hereto.

(m)  “Company Released Parties” has the meaning set forth in Section 6(a) hereto.

(n)  “Company Releasing Parties” has the meaning set forth in Section 6(a) hereto.

(o)  “Company Termination Event” has the meaning set forth in Section 9(e) hereto.

(p)  “Connected Persons” means with respect to a person, (a) its Affiliates; (b) Related Entities; (c) its partners, officers, employees, financing sources, legal and other professional advisers (including auditors), agents and representatives; and (d) its Affiliates’ or its Related Entities’ partners, officers, employees, legal and other professional advisers (including auditors), agents and representatives.

(q)  “Consent Deadline” means 5:00 p.m. (New York City time) on the date that is 45 days from the Support Effective Date or any other date specified in the Exchange Offer Memorandum as the date by which consents by Convertible Noteholders are due.

(r)  “Consenting Equityholders” has the meaning set forth in the Preamble hereto.

(s)  “Consenting Noteholders” has the meaning set forth in the Preamble hereto.

(t)  “Consenting Stakeholder Releasing Parties” has the meaning set forth in Section 6(a) hereto.

(u)  “Consenting Stakeholders” has the meaning set forth in the Preamble hereto.

(v)  “Consenting Stakeholder Termination Event” has the meaning set forth in Section 9(f).

(w)  “Convertible Noteholder” means a holder of Convertible Note(s).

(x)  “Convertible Notes” means the 2.00% convertible senior notes due 2027, payable at an interest rate of 2.00% and issued pursuant to the Indenture.

(y)  “Definitive Documents” means the material agreements that are necessary to implement the Transaction, including, but not limited to: (i) any documents relating to the New Notes, including, without limitation, the New Notes Indenture, the Exchange Offer Memorandum, the Registration Rights Agreement, and the security documents as set forth in the Transaction Term Sheet; (ii) any documents relating to the New Warrants, including, without limitation, the Warrant Registration Statement and New Warrant Agreement; (iii) any documents relating to the New Equity; (iv) any documents relating to the Existing Equity and any amendments required to be made to Cazoo’s authorized share capital to carry out the Transaction, including, without limitation, the Existing Equityholders’ Consent; (v) those portions of the Proxy Documents relating to the Alternative Proposal Statement and the Convertible Notes; (vi) any amendments to the Organizational Documents necessary to implement the Transaction; (vii) the Scheme Transaction Documents; and (viii) such other related documents and ancillary agreements required to implement the Transaction.

(z)  “Exchange Act” means the Securities Exchange Act of 1934.

(aa)  “Exchange Offer” means a private exchange offer which the Company will conduct in which it will offer the Convertible Noteholders the New Notes and the portion of the New Equity to which they are entitled pursuant to the Transaction Term Sheet in exchange for the Convertible Notes provided Convertible Noteholders vote in favor of the Transaction.

(bb)  “Exchange Offer Memorandum” means the memorandum to be issued to the Convertible Noteholders detailing the Exchange Offer.

(cc)  “Existing Equity” means all existing outstanding Class A ordinary shares of a par value of US $0.002 each, issued by Cazoo.

(dd)  “Existing Equityholders” means the holders of Existing Equity.

(ee)  “Existing Equityholders’ Consent” means any resolution of the Existing Equityholders required to approve (i) an increase in the authorized share capital of Cazoo, (ii) the transactions contemplated by the Transaction Term Sheet; (iii) a share consolidation of Cazoo’s issued and unissued share capital; (iv) the Transaction; (v) the Scheme Transaction; or (vi) other related matters, whether approved by a unanimous written resolution or at an extraordinary general meeting of the shareholders of Cazoo.

(ff)  “Existing Warrants” means all existing options, warrants, or other rights to acquire newly-issued ordinary shares of Cazoo or convert the holders’ existing interest into newly-issued ordinary shares of Cazoo.

(gg)  “Fees and Expenses” means the reasonable, documented fees and expenses, together with any value-added tax thereon, incurred by Weil, Gotshal & Manges LLP, Weil, Gotshal & Manges (London) LLP, and Campbells LLP, as legal counsel to the Consenting Noteholders, and PJT Partners, as financial advisors to the Consenting Noteholders.

(hh)  “Fiduciary Out” has the meaning set forth in Section 9(e) hereto.

(ii)  “Governmental Authority” means any international, federal, state, local, or other governmental authority having jurisdiction over the applicable Party.

(jj)  “Indenture” means that certain that certain indenture dated as of February 16, 2022, by and between Cazoo and U.S. Bank Trust Company, National Association, as trustee, as amended, restated, or modified from time to time.

(kk)  “Initial Consenting Noteholders” has the meaning set forth in the Preamble hereto.

(ll)  “Interest” means any shares, capital stock, membership interest, partnership interest, or other equity security or rights exercisable or exchangeable into shares, capital stock or any other equity security, whether vested or unvested, of Cazoo.

(mm)  “Joinder Agreement” means a joinder to this Agreement substantially in the form attached to this Agreement as Exhibit B providing, among other things, that such Person signatory thereto is bound by the terms of this Agreement. Any party that executes a Joinder Agreement shall be a “Consenting Stakeholder” and “Party” under this Agreement as provided therein.

(nn)  “Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance, condition, or combination of the foregoing, occurring or existing (as applicable) after the Support Effective Date, that, individually or in the aggregate, (A) has had a material and adverse effect on the business, assets, results of operations or financial condition of the Company, taken as a whole, or (B) prevents, materially delays, or materially impairs, the consummation of the Transaction; provided that no change, effect, event, occurrence, state of facts, circumstance, or condition to the extent arising from the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: (i) any change in the United States, United Kingdom, European Union or any other country’s economy or securities or financial markets in general or that generally affects any industry in which the Company operates; (ii) any “force majeure” events, including any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, calamities, acts of God or other natural disasters or comparable events in the European Union, the United Kingdom, the United States or any other country or region in the world, or any escalation of the foregoing; (iii) any national or international political or social conditions in the European Union, the United Kingdom, the United States or any other country, including the outbreak or escalation of war or hostilities by the United Kingdom, the United States or any other country, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage, civil unrest, cyberterrorism, curfews, riots or any escalation or worsening thereof, (iv) any changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority or IFRS or GAAP; (v) any change resulting from compliance with terms of this Agreement or public disclosure thereof or made pursuant to this Agreement or the consummation of the Transaction, including the impact thereof on the relationships, contractual or otherwise, of any Company Party or subsidiary thereof with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto; (vi) any change resulting from any act or omission of any of the Company taken with the prior written consent of the Steering Committee; or (vii) any epidemic, pandemic, disease outbreaks, quarantines or global public health emergency (as declared by the World Health Organization); provided that any exception set forth in clauses (i), (ii), (iii), and (vii) shall not apply to the extent that such exception disproportionately adverse to the Company, taken as a whole, as compared to other companies in the industries in which the Company operates.

(oo)  “New Equity” means the new Class A ordinary shares to be issued by Cazoo to the Consenting Noteholders in a private placement on terms consistent with those set forth in the Transaction Term Sheet.

(pp)  “New Notes” means the new senior secured notes to be issued by Cazoo to the Consenting Noteholders pursuant to the New Notes Indenture, the material terms of which are set forth in the Transaction Term Sheet.

(qq)  “New Notes Indenture” means the indenture between the Company and an indenture trustee to be selected by the Company.

(a)  “New Warrant Agreement” means the warrant agreement or warrant certificate with respect to the New Warrants to be issued on the terms set forth in the Transaction Term Sheet.

(rr)  “New Warrants” has the meaning set forth in the Transaction Term Sheet.

(ss)  “Organizational Documents” means, as applicable, the memorandum and articles of association, charter, certificate or articles of incorporation, certificate of formation or organization, bylaws, operating or limited liability company agreement, partnership agreement, shareholders’ agreement, and such other applicable formation, constituent, organizational and governance documents.

(tt)  “Outside Date” means November 15, 2023; provided that if the Transaction has not been consummated by the Outside Date because the Form F-1 has not yet been declared effective by the SEC or the SEC review of the Schedule TO has not been completed, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied at the Outside Date), the Outside Date shall be automatically extended to December 31, 2023; provided, further, if a Scheme Transaction Trigger Event has occurred, the Outside Date shall be automatically extended to the date that is 85 days after the Scheme Transaction Trigger Event; provided, further, that the Outside Date may be extended with the prior written consent (email shall suffice) of the Company, each Consenting Equityholder and the Steering Committee.

(uu)  “Permitted Joinder Transferee” has the meaning set forth in Section 7(a) hereto.

(vv)  “Person” means any individual, partnership, corporation, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, any federal, state, commonwealth, district, territory, municipality, foreign state, department, agency, or instrumentality of the United States, or state, commonwealth, district, territory, municipality, or foreign state, or other foreign or domestic government, or other entity of whatever nature.

(ww)  “Proxy Documents” means proxy statements, information statements, or other disclosure documents.

(xx)  “Qualified Marketmaker” means an entity that (a) holds itself out to the public, the syndicated loan market, or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Claims against the Company Parties or Interests in the Company Parties (including Convertible Notes Claims or Existing Equity Interests), or enter with customers into long and short positions in Claims against or Interests in the Company Parties, in its capacity as a dealer or market maker in such Claims or Interests and (b) is, in fact, regularly in the business of making a market in Claims against or Interests in issuers or borrowers (including term, loans, or debt or equity securities).

(yy)  “Registration Rights Agreement” means that certain registration rights agreement to be entered into by the Company and the Convertible Noteholders, which shall provide customary registration rights to the Convertible Noteholders related to resales of the New Equity.

(zz)  “Related Entity” in relation to an entity, means any investment managers or investment advisors of that entity, any person which is managed or advised by that entity in its capacity as investment manager or advisor, an entity which is managed or advised by the same investment manager or investment adviser as that entity (or its Affiliates) or, if it is managed by a different investment manager or investment adviser, an entity whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the that entity (or its Affiliates).

(aaa)  “Released Parties” has the meaning set forth in Section 6(a) hereto.

(bbb)  “Releasing Parties” has the meaning set forth in Section 6(a) hereto.

(ccc)  “Restrictions” has the meaning set forth in Section 5(f) hereto.

(ddd)  “Restructuring Plan” means a restructuring plan under Part 26A of the Companies Act 2006.

(eee)  “Scheme” means a scheme of arrangement under Part 26 of the Companies Act 2006.

(fff)  “Scheme Transaction” means the Transaction as implemented through a Restructuring Plan or alternatively, if determined by the Company in consultation with the Steering Committee, a Scheme in order to give effect to the Transaction.

(ggg)  “Scheme Transaction Documents” means, in relation to the Scheme Transaction, the practice statement letter, the explanatory statement, the Exchange Offer Memorandum, the plan or scheme document (as applicable), the sanction order and any other document necessary or desirable to implement the Scheme Transaction.

(hhh)  “Scheme Transaction Milestone Dates” means the dates by which the key milestones in respect of the Scheme Transaction must occur as set out in Schedule 1(a)(ccc) hereto.

(iii)  “Scheme Transaction Trigger Event” means if (1) the Consenting Noteholders own or control, in the aggregate, in excess of 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes as of the Consent Deadline, or (2) twenty (20) Business Days following the date that the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction, which notice has not been rescinded during such period; provided that such event shall not be deemed to occur any later than the Consent Deadline.

(jjj)  “SEC” means the U.S. Securities & Exchange Commission.

(kkk)  “Securities Act” means the Securities Act of 1933, as amended.

(lll)  “Steering Committee” means Viking Global Partners LLC and Farallon Capital Management, LLC.

(mmm)  “Support Effective Date” means the date on which (1) the counterpart signature pages to this Agreement have been executed and delivered by the (a) Company Parties, (b) Consenting Noteholders holding, in the aggregate, in excess of 75% of the aggregate principal amount of the Convertible Notes, and (c) Existing Equityholders holding in the aggregate at least 25% of the aggregate Existing Equity, and (2) the Company has paid or reimbursed the reasonable, documented fees and expenses, together with any value-added tax thereon, incurred by Weil, Gotshal & Manges LLP, Weil, Gotshal & Manges (London) LLP, and Campbells LLP, as legal counsel to the Consenting Noteholders and any monthly fees and expenses of PJT Partners incurred prior to the date of this Agreement in connection with the Transaction in full.

(nnn)  “Transaction” means the proposed exchange of certain indebtedness of the Company and, if applicable, the Scheme Transaction, and all acts, events, and transactions related thereto or contemplated by, required for, and taken to implement the transactions contemplated under this Agreement (including the Transaction Term Sheet and, for the avoidance of doubt, all other term sheets, schedules, exhibits, and annexes attached thereto), pursuant to the Definitive Documents, each in the singular and collectively, as applicable.

(ooo)  “Transaction Term Sheet” has the meaning set forth in the Preamble hereto.

(ppp)  “Transfer” has the meaning set forth in Section 7(a) hereto.

(qqq)  “Trustee” means U.S. Bank Trust Company, National Association, as trustee under the Indenture, or any successor trustee appointed in accordance with the Indenture.

(rrr)  “TSA Support Period” means the period commencing on the Support Effective Date and ending on the earliest of (i) with respect to any Party, the date on which this Agreement is terminated in accordance with Section 9 hereto with respect to such Party, (ii) the Outside Date, and (iii) the Closing Date.

(sss)  “Warrants Registration Statement” means a registration statement to be filed on Form F-1 form with the SEC in connection with the New Warrants and the Class A ordinary shares of Cazoo to be issued to the Existing Equityholders in connection with the Transaction.

2.	Transaction Term Sheet; Definitive Documents.

(a)  Transaction Term Sheet. The Transaction Term Sheet is expressly incorporated herein by reference and made part of this Agreement as if fully set forth herein. The Transaction Term Sheet sets forth certain material terms and conditions of the Transaction. Notwithstanding anything else in this Agreement to the contrary, in the event of any inconsistency between this Agreement and the Transaction Term Sheet, this Agreement shall control. For the avoidance of doubt, consummation of the Transaction shall be subject to the execution of the Definitive Documents, the terms and conditions set forth therein, and, if applicable, the Scheme Transaction.

(b)  Definitive Documents. The Definitive Documents remain subject to negotiation and completion. Each of the Definitive Documents shall (i) contain terms and conditions consistent in all material respects with this Agreement, including the Transaction Term Sheet, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with Section 12 hereof, and (ii) otherwise be in form and substance reasonably acceptable to the Company and the Steering Committee.

3.	Agreements of the Consenting Stakeholders.

(a)  Agreement to Support. During the TSA Support Period, each of the Consenting Stakeholders agree, subject to the terms and conditions hereof (including, for the avoidance of doubt, the termination rights under Section 9 hereof), that each Consenting Stakeholder, severally and not jointly, shall use commercially reasonable efforts to:

(i)  support the Transaction, to act in good faith and to take any and all actions or steps, or cause to be taken all actions or steps, reasonably necessary to consummate the Transaction in a manner consistent with this Agreement, as promptly as practicable, and in no event later than the Outside Date (to the extent not prohibited by law or regulation applicable to the Consenting Stakeholders) including, without limitation, by:

(A)  using commercially reasonable efforts to take any action requested by the Company to facilitate the implementation and consummation of the Transaction;

(B)  refraining from taking any actions inconsistent with, and not failing or omitting to take an action that is required by, this Agreement;

(C)  voting, or instructing its proxy or other relevant person to vote, to the extent it is legally entitled to instruct that person to vote, and exercising any powers or rights irrevocably and unconditionally in favor of the Transaction;

(D)  instructing the Trustee (and to the extent necessary, any security agent) to take all necessary or required actions to implement the Transaction on terms consistent in all material respects with the Transaction Term Sheet; and

(E)  executing and delivering, within any reasonably requested time period, any Definitive Document and any other document, giving any notice, confirmation, consent, order, instruction or direction, and making any application or announcement, which, in each case, is consistent with and may be necessary or reasonably desirable to support, facilitate, implement or otherwise give effect to the Transaction;

(ii)  on a timely basis, negotiate in good faith the Definitive Documents and, to the extent applicable and subject to Section 2(b)(ii) hereto, execute and deliver each Definitive Document to which it is a party;

(iii)  not direct any Person (including, without limitation, the Trustee) to take any action inconsistent with the Consenting Stakeholder’s obligations under this Agreement, and, if such Person, at the direction of the Consenting Stakeholder in breach of this Agreement, takes any action inconsistent with the Consenting Stakeholder’s obligations under this Agreement, the Consenting Stakeholder shall direct and use commercially reasonable efforts to cause such Person to cease, withdraw, and refrain from taking any such action;

(iv)  not (A) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to an Alternative Transaction or (B) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing;

(v)  with respect to each of the Consenting Noteholders:

(A)  voting, or instructing its proxy or other relevant person to vote, to the extent it is legally entitled to instruct that person to vote in favor of the Transaction as requested in the Exchange Offer Memorandum;

(B)  properly and timely tendering (or cause to be tendered) its Convertible Notes in the Exchange Offer in accordance with the Exchange Offer Memorandum and not withdrawing such Convertible Notes, including with respect to any Convertible Notes for which such Consenting Noteholder serves (now or hereafter) as the nominee, investment manager, or advisor for the beneficial holder thereof except as otherwise expressly permitted pursuant to this Agreement;

(C)  submitting any consent requested by the Company to amend the Indenture and instructing the Trustee of the same, so long as such amendments are only effective at and after the Closing Date; provided that any such amendments to the Indenture shall be treated as a Definitive Document hereunder;

(vi)  not directly or indirectly, through any Person, take any action, including initiating (or encouraging any other Person to initiate) any legal proceeding, that is inconsistent with or that would reasonably be expected to prevent, interfere with, delay, or impede the consummation of the Transaction, and not support or cause to be supported any Alternative Transaction (except as expressly authorized in this Agreement) or, if applicable, not challenge, object to, encourage or support any challenge or objection to any terms of a Scheme Transaction;

(vii)  to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Transaction, negotiate in good faith appropriate additional or alternative provisions to address any such impediment (to the extent not prohibited by law or regulation applicable to the Consenting Stakeholders);

(viii)  obtain and deliver such approvals, consents, waivers, and documents as are necessary to authorize the Consenting Stakeholders’ or the Company’s consummation and implementation of the Transaction in accordance with this Agreement, including the Transaction Term Sheet;

(ix)  take such reasonable actions to facilitate discussions between the Company and other Convertible Noteholders regarding the Transaction, except as limited by applicable securities laws;

(x)  consent to the releases set forth in Section 6 hereof (it being understood that such releases shall not become effective until the Closing Date);

(xi)  subject to the terms of any Restructuring Plan or Scheme, in the event of a Scheme Transaction (A) attend any meeting of creditors by proxy or in person and vote or procure the vote in all respects in support and in favor of the Scheme Transaction and any amendment or modification thereto that is otherwise consistent with and does not conflict with the Transaction, (B) exercise any powers or rights available to it (including instructing the Trustee (and to the extent necessary, any security agent)) in respect of the same, (C) oppose (or instruct its counsel to oppose) any proposal to adjourn any meeting of creditors, (D) oppose (or instruct its counsel to oppose) any amendment or modification of the Scheme Transaction that will or is likely to adversely affect or conflict in any material respect with the terms of the Transaction or its implementation, in each case subject to the Company having funded the Consenting Stakeholder’s costs and expenses thereof; and

(xii)  if applicable and if required by the court or if reasonably requested by the Company, enter an appearance formally in connection with the Scheme Transaction or be joined formally to any Scheme Transaction, in each case subject to the Company having funded the Consenting Stakeholder’s costs and expenses thereof;

provided that any obligation arising under this Section 3(a), other than with respect to any Consenting Stakeholder’s obligations in connection with the New Notes, shall not require such Consenting Stakeholder to, directly or indirectly, incur any non de minimis cost or expense that the Company is not obligated to pay or reimburse in accordance with the terms of this Agreement.

(b)  Temporary Forbearance. Each of the Consenting Stakeholders shall forbear during the TSA Support Period from the exercise of any and all rights and remedies against the Company in contravention of this Agreement or that would reasonably be expected to prevent, interfere with, delay, or impede the consummation of the Transaction, whether at law, in equity, by agreement or otherwise, which are or become available to them in respect of any Claims or Interests, as applicable, including, without limitation, any rights and all rights and remedies arising under or in connection with the Convertible Notes or Indenture (including any failure of the Company to perform any of its obligations under Section 15.01 of the Indenture in connection with any “Fundamental Change” under clause (d) of the definition thereunder), in each case to the maximum extent permitted by law. The foregoing forbearance shall not be construed to impair the ability of the Consenting Stakeholders to take any remedial action, without requirement for any notice, demand, or presentment of any kind (except as required by the Indenture), at any time after the TSA Support Period (unless the TSA Support Period is terminated solely as a result of the occurrence of the Closing Date). If the Transaction is not consummated or if this Agreement is terminated for any reason (other than termination solely as a result of the occurrence of the Closing Date), the Consenting Stakeholders fully reserve any and all of their rights.

(c)  Limited Prospective Waiver. In reliance upon the Company Parties’ representations, acknowledgments, agreements and warranties herein contained, upon the occurrence of effectiveness of this Agreement, the Consenting Noteholders agree that, pursuant to Section 10.02 of the Indenture, during the TSA Support Period, any potential Default or Event of Default that may occur under Section 6.01(h) as a result of implementing the Scheme Transaction in accordance with this Agreement and the Transaction Term Sheet are waived. Notwithstanding the preceding sentence, such waiver shall be permanent upon the Closing Date.

(d)  Preservation of Rights. Notwithstanding the foregoing, nothing in this Section 3, shall: (i) be construed to limit consent and approval rights of the Consenting Stakeholders provided in this Agreement, the Transaction Term Sheet, or the Definitive Documents; (ii) be construed to prohibit any Consenting Stakeholder from contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; or (iii) except as set forth in Section 3(c) hereof, constitute a waiver or amendment of any provision of any documents or agreements that give rise to a Consenting Stakeholder’s Claims or Interests, as applicable.

4.	Agreements of the Company Parties.

(a)  Covenants. Each Company Party agrees that, for the duration of the TSA Support Period, such Company Party shall use commercially reasonable efforts to (and shall cause its subsidiaries to use commercially reasonable efforts to):

(i)  support the Transaction, to act in good faith, and to take any and all actions or steps, or cause to be taken all actions or steps, reasonably necessary to consummate the Transaction in a manner consistent with this Agreement, as promptly as practicable, and in no event later than the Outside Date (to the extent not prohibited by law or regulation applicable to the Company or the Company Parties) including, without limitation, by:

(A)  exercising any powers or rights available to it (including in any board, shareholders’ or creditors’ meeting, or in any other process requiring voting or approval), irrevocably and unconditionally, in favor of the Transaction;

(B)  instructing the Trustee (and to the extent necessary, any security agent or administrative agent) to take all necessary or required actions to implement the Transaction on terms consistent in all material respects with the Transaction Term Sheet;

(C)  keeping the Steering Committee updated on the status of the implementation of the Transaction, including promptly upon reasonable request, as to (i) the number of Consenting Noteholders and the total number of Convertible Notes held by such Consenting Noteholders; (ii) the number of Consenting Equityholders and the total number of Existing Equity held by such Consenting Equityholders; and (iii) the support by Existing Equityholders for the Existing Equityholders’ Consent; and

(D)  keeping the Steering Committee updated, including promptly upon reasonable request, as to (i) the number of Convertible Noteholders and the total number of Convertible Notes held by such Convertible Noteholders that have participated in the Exchange Offer and (ii) whether any Convertible Noteholders have rejected the Exchange Offer and the total number of Convertible Notes held by such Convertible Noteholders (if known);

(ii)  if the Company Parties receive an unsolicited bona fide proposal or expression of interest in undertaking an Alternative Transaction the Company Parties shall, within 24 hours of the receipt of such expression of interest, notify the Steering Committee of the receipt thereof, with such notice to include the material terms thereof;

(iii)  except as expressly authorized in this Agreement, not solicit, initiate or encourage the submission of any proposal or offer from any Person relating to an Alternative Transaction; provided that the foregoing shall not limit the Company’s rights under Section 9(e)(iv) hereof in connection with the Fiduciary Out, Section 4(b) hereof, or the fiduciary rights and other obligations provided in Section 17 hereof;

(iv)  not, nor encourage any other Person or entity to, take any action which would, or would reasonably be expected to, breach or be inconsistent with this Agreement or delay, impede, appeal, or take any other negative action, directly or indirectly, to interfere with the consummation or implementation of the Transaction, and, if such person or entity takes any action inconsistent with any Company Party’s obligations under this Agreement, the Company Party shall direct and use commercially reasonable efforts to cause such person or entity to cease, withdraw, and refrain from taking any such action;

(v)  no later than the Closing Date, pay or reimburse any unpaid Fees and Expenses, in each case in accordance with the written instructions provided with each such invoice;

(vi)  prepare such Proxy Documents and Existing Equityholders’ Consent, with respect to solicitations of the Existing Equityholders necessary or advisable to implement the Transaction, including providing any and all information to the Existing Equityholders reasonably required in connection therewith; provided, further, that distribution of the Proxy Documents shall be consistent with Section 4(b) hereof;

(vii)  take all actions required to implement the Exchange Offer in accordance with the Transaction Term Sheet and in compliance with the applicable securities regulations, including by timely posting and distributing the Exchange Offer Memorandum and keeping such Exchange Offer open for a period of at least 20 Business Days (with any extension to be agreed by the Steering Committee);

(viii)  to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Transaction, negotiate in good faith appropriate additional or alternative provisions to address any such impediment;

(ix)  consent to the releases set forth in Section 6 hereof;

(x)  provide prompt written notice (in accordance with Section 25 hereof) to the Steering Committee between the date hereof and the Closing Date of (A) receipt of any written notice from any Governmental Authority in connection with this Agreement or the Transaction; and (B) receipt of any written notice of any proceeding commenced, or, to the actual knowledge of the Company Parties, threatened against the Company Parties, that, if successful, would prevent or materially interfere with, delay, or impede the consummation of the Transaction;

(xi)  every other week during the TSA Support Period, deliver to the Steering Committee cashflow reporting (prepared in the ordinary course of business) for the prior two weeks;

(xii)  provide a good faith response to all reasonable information requests by the Steering Committee, including requests regarding the Company’s operations and strategic planning, during ordinary business hours and made to the individuals listed on Schedule 4(a)(xii) hereto in connection with the Transaction and implementation thereof; provided that the Company shall not be required to prepare new reports in response to any such requests;

(xiii)  maintain, at all times during the TSA Support Period, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount (A) shall be decreased by any fees and expenses incurred in connection with the Transaction and paid or reimbursed by the Company as of the date of any calculation and (B) shall be further decreased by £10 million on October 1, 2023 and by £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds shall not count towards the minimum liquidity balance; provided, further, that lease exit costs acceptable to the Steering Committee shall be added back to the liquidity balance for such purposes;

(xiv)  without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or otherwise in the ordinary course of business consistent with past practice, each of the Company Parties shall not, and shall not cause any subsidiaries to, except with the prior written consent of the Steering Committee in its reasonable discretion, (A) amend its Organizational Documents or convene a meeting for the purpose of amending its Organizational Documents; (B) amend, alter, combine or reclassify any shares of its capital stock or its authorized share capital (as applicable) or declare, set aside, or pay any dividend or other distribution in respect of its capital stock or share capital (as applicable) (other than intercompany dividends), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, or convene a meeting for the purpose of taking any action set forth in this Section 4(a)(xiv)(B); (C) issue, deliver or sell, or authorize the issuance, delivery or sale of, any of its equity securities or amend any term of any of its equity securities; (D) make any material payments, dispositions, or investments, grant any pledge, lien, security interest, or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements in effect as of the date hereof; (E) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date hereof; (F) make any material changes to employee agreements or arrangements, other than retention payments to be made to members of management in connection with the Transaction in an aggregate amount not to exceed £524,000; or (G) enter into an agreement to do any of the foregoing;

(xv)  from and after the date of this Agreement and during the TSA Support Period, operate the business of the Company and its subsidiaries in a manner determined by the Company to be reasonable and prudent given the circumstances existing at the time;

(xvi)  cause Consenting Noteholders to own or control, in the aggregate, 100% of the aggregate outstanding principal amount of the Convertible Notes as of the Consent Deadline;

(xvii)  notify, as soon as is reasonably practicable after the occurrence of a Scheme Transaction Trigger Event, each Consenting Stakeholder in writing that the Transaction shall proceed on the basis of a Scheme Transaction (and from the date on which the Company gives such notification, references in this Agreement to the Definitive Documents shall mean only the Definitive Documents applicable to a Scheme Transaction); and

(xviii)  following the occurrence of the Scheme Transaction Trigger Event, (A) take all action required to implement the Scheme Transaction; and (B) ensure that each of the Scheme Transaction Milestone Dates are met.

(b)  Notwithstanding anything to the contrary in this Agreement, the Proxy Documents will include a statement (the “Alternative Proposal Statement”) that Existing Equityholders may submit proposals for Alternative Transaction(s) (each, an “Alternative Proposal”) which Alternative Proposal Statement will be in the form attached hereto as Exhibit C; provided that (i) such Proxy Documents shall not be distributed publicly without prior disclosure to the Steering Committee at least three Business Days prior to such distribution, (ii) any Alternative Proposal(s) shall be promptly disclosed to the Steering Committee, and (iii) the board shall only pursue Alternative Transactions consistent with its fiduciary duties; provided, however, that nothing in this Agreement or the Transaction Term Sheet shall be construed as support or consent by the Consenting Stakeholders for any Alternative Transactions, and the Consenting Stakeholders reserve all rights in this regard.

(c)  Each Company Party agrees that, for the duration of the TSA Support Period, such Company Party shall (and shall cause its subsidiaries to): (i) promptly disclose to the Steering Committee any demands for payment, repurchase, or conversion of any Convertible Notes under the Indenture or of any other action taken by a Convertible Noteholder or Trustee to which the Company Parties are aware to exercise any rights or remedies under the Indenture (including, without limitation, the exercise by any such Convertible Noteholder of its rights under Articles 14 and 15 of the Indenture); (ii) not send any notice of repurchase price under Section 15.01 of the Indenture, including any “Fundamental Change Company Notice” (as defined in the Indenture), to any Convertible Noteholder; and (iii) not make any payment, exchange, or conversion to any Convertible Noteholder seeking to exercise or exercising any rights under the Indenture (including rights in connection with the Company’s obligations under Articles 14 and 15 of the Indenture); in each case, other than as expressly permitted by this Agreement.

5.	Conditions to Effectiveness of the Transaction.

Conditions to Closing. The closing of the Transaction and the obligations of the Parties in connection therewith are subject to satisfaction of each of the following conditions:

(a)  (A) each Definitive Document and any other contractual documentation necessary to consummate the Transaction (other than those documents permitted to be executed and delivered on a post-closing basis in accordance with the terms thereof) shall be in form and substance reasonably acceptable to, and have been executed and delivered by, each party thereto (including the New Notes Indenture and Exchange Offer), each of which shall be reasonably acceptable in form and substance to those Parties as required in accordance with the provisions of this Agreement, and (B) any conditions precedent related thereto shall have been satisfied or waived;

(b)  this Agreement shall not have been terminated and shall be in full force and effect;

(c)  the conditions precedent to any Definitive Document shall have been satisfied or waived by the appropriate parties in accordance with their terms;

(d)  the Company Parties shall have paid or reimbursed in full any and all Fees and Expenses in accordance with the terms of this Agreement;

(e)  Cazoo’s Warrant Registration Statement shall have been declared effective by the SEC;

(f)  the New Warrants shall have been issued to the Existing Equityholders in accordance with the requirements in the Transaction Term Sheet, including, without limitation, the requirement that Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders shall be subject to contractual restrictions on transferability (the “Restrictions”) that provide that the Consenting Equityholders may not transfer their Existing Equity, other than to affiliates, family members, as a gift, for estate planning purposes or pursuant to other exceptions to be agreed, in each case subject to the Restrictions, provided that the Restrictions are subject to the following: (i) the Restrictions continue until the earlier of (1) the day a shelf registration statement registering the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) is declared effective by the SEC, and (2) 21 days after the Closing Date, (ii) existing counsel to the Company will be authorized to file and the Company shall cause to be filed a shelf registration statement in form and substance reasonably acceptable to the Steering Committee on Form F-3 (or Form F-1, if Form F-3 is not available) which registers the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) within 1 Business Day after the Closing Date and in connection with such filing, the Company shall procure that the required officers and directors of the Company (including any new directors elected in connection with the Transaction who, along with counsel, shall be provided with such diligence information as they shall reasonably request of the Company prior to closing) sign the shelf registration statement, that the auditors of the Company deliver a consent to be included as an exhibit to the shelf registration statement, that counsel to the Company in respect of the law of the Cayman Islands deliver an opinion related to the New Equity to be included as an exhibit to the shelf registration statement and that the required SEC filing fee is paid in advance of the filing of the shelf registration statement, (iii) if the SEC indicates that it will not review the shelf registration statement, the Company must promptly notify the Convertible Noteholders and the holders of Existing Equity of the no-review and must cause the shelf registration statement to become effective within 3 Business Days of the SEC notice of no-review, and (iv) the Company shall use commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof;

(g)  the New Notes and New Equity shall have been issued in accordance with the requirements in the Transaction Term Sheet;

(h)  the Registration Rights Agreement shall have become effective in accordance herewith;

(i)  the shareholders of Cazoo shall have approved the Transaction in the manner contemplated in the Transaction Term Sheet and the reverse stock split shall have been effectuated;

(j)  unless the Transaction is implemented through a Scheme Transaction, the Consenting Noteholders own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes; and

(k)  in the event the Transaction is implemented through a Scheme Transaction, the Restructuring Plan or Scheme (as applicable) has been approved by the applicable court and has been recognized by an order of a United States Bankruptcy Court in a Chapter 15 proceeding under the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded, or replaced from time to time.

6.	Releases.

(a)  In consideration of the agreements of the Company, the Consenting Noteholders, and the Consenting Equityholders contained herein and in the Definitive Documents, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, except with respect to the representations, warranties, and/or covenants of the Company, the Consenting Noteholders, and the Consenting Equityholders contained in this Agreement and the Definitive Documents and any other related transaction documents, (i) each Company Party, on behalf of itself and its successors, assigns, and other legal representatives (the “Company Releasing Parties”), hereby absolutely, unconditionally and irrevocably releases, remises, and forever discharges each Consenting Stakeholder, and, in each case, its successors and assigns, and its present and former shareholders, direct and indirect owners, partners, general partners, members, managers, consultants, Affiliates, subsidiaries, divisions, predecessors, directors, officers, employees, agents, attorneys, accountants, investment bankers, consultants and other representatives, Related Entities, and all Persons acting by, through, under, or in concert with any of them, and each solely in their capacity as such (the “Company Released Parties”), (ii) each Consenting Stakeholder, on behalf of itself and its successors, assigns, and other legal representatives (the “Consenting Stakeholder Releasing Parties” and, together with the Company Releasing Parties and the Consenting Stakeholder Releasing Parties, each in their capacity as such, the “Releasing Parties”), hereby absolutely, unconditionally and irrevocably releases, remises, and forever discharges each Company Party, and, in each case, its successors and assigns, and its present and former shareholders, direct and indirect owners, partners, members, managers, consultants, Affiliates, subsidiaries, divisions, predecessors, directors, officers, employees, agents, attorneys, accountants, investment bankers, consultants and other representatives, and all Persons acting by, through, under, or in concert with any of them, and each solely in their capacity as such (together with the Company Released Parties, each in their capacities as such, the “Released Parties”), in each case, of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, recoupment, rights of setoff, demands, and liabilities whatsoever (individually, a “Claim” and collectively, “Claims”) of every name and nature, known or unknown, contingent or mature, suspected or unsuspected, both at law and in equity which any Releasing Party may now or hereafter own, hold, have or claim to have against the applicable Released Parties (as specified in this Section 6(a)) or any of them for or on account of, or in relation to, or in any way in connection with the Company, the Company’s subsidiaries, the Transaction, actions taken to consummate the Transaction or any of the transactions contemplated thereunder or related thereto, and entry into the Definitive Documents; provided that (A) the release set forth in this Section 6(a) shall not be effective unless the Closing Date shall have occurred and (B) nothing in this Section 6(a) shall be construed to release the Released Parties from any (1) gross negligence, willful misconduct, or actual fraud, in each case as determined by a final order of a court of competent jurisdiction where such order is not subject to appeal, (2) Claims that arise solely from or relate to acts or omissions occurring after the Closing Date, or (3) obligations under, or waive any right to enforce, the terms of the Definitive Documents.

(b)  Each Releasing Party understands, acknowledges and agrees that, other than as specifically excluded from Section 6(a) above, the releases set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. Each Releasing Party agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. Each of the Parties hereto agrees that they will not make any statement, orally or in writing, that disparages any of the Parties in connection with the Company, except for factual statements made in compliance with applicable law (including by statute or regulation), to the court as part of the evidence to be submitted in respect of the Scheme Transaction, or to a court in connection with Claims not subject to the releases set forth in Section 6(a) hereof; provided that such obligation shall not survive termination of this Agreement other than as set forth in Section 6(d) hereof.

(c)  In entering into this Agreement, each Releasing Party has consulted with, and has been represented by, legal counsel and hereby agrees and acknowledges that the validity and effectiveness of the release set forth above does not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity hereof. Each Releasing Party acknowledges and agrees that the releases set forth above may not be changed, amended, waived, discharged or terminated orally.

(d)  Notwithstanding anything in this Agreement to the contrary, once effective pursuant to the terms of this Agreement upon the Closing Date, the releases and other agreements set forth in this Section 6 shall survive the automatic termination of this Agreement pursuant to Section 9(h)(vi) hereof.

7.	Transfer of Claims, Interests and Securities.

(a)  Except as otherwise provided in the Transaction Term Sheet, during the TSA Support Period, the Consenting Stakeholders agree, subject to the terms and conditions hereof, that each Consenting Stakeholder, severally and not jointly, shall not sell, transfer, loan, issue, participate, pledge, hypothecate, assign, novate, or otherwise dispose of or offer or contract to pledge, encumber, assign, sell or otherwise transfer (each, a “Transfer”), directly or indirectly, in whole or in part, any of its Claims against or Interests in the Company, including its Convertible Notes or Existing Equity, or any option thereon or any right or interest therein, unless such Transfer is made to a (i) Person that is or becomes party to this Agreement in the applicable capacity by executing a Joinder Agreement and delivering such Joinder Agreement to counsel to the Company and counsel to the Steering Committee within 2 Business Days of the effectiveness of the relevant Transfer (a “Permitted Joinder Transferee”) or (ii) is otherwise approved by the Company. Upon such a Transfer in accordance herewith, the transferee shall be deemed to make all of the representations, warranties, and covenants of a Consenting Stakeholder, as set forth in this Agreement, and shall be deemed to be a Party and a Consenting Stakeholder for all purposes under this Agreement. Upon compliance with the foregoing, the transferor shall be deemed to relinquish its rights (with respect to any such Claims and Interests that are the subject of such Transfer) under this Agreement and shall be released from its obligations (with respect to any such Claims and Interests that are the subject of such Transfer) hereunder. Any Transfer made in violation of this Section 7 shall be deemed null and void ab initio and of no force or effect.

(b)  Notwithstanding the foregoing, the Consenting Stakeholders shall be permitted during the TSA Support Period to Transfer their Claims and Interests, as applicable, to their respective Affiliates and Related Entities without the consent of any other party, provided that any such Affiliate or Related Entity shall be automatically bound by the terms of this Agreement.

(c)  Notwithstanding anything to the contrary herein, (i) a Qualified Marketmaker that acquires any Convertible Note Claims or Interests in the Company Parties subject to this Agreement held by a Consenting Stakeholder with the purpose and intent of acting as a Qualified Marketmaker for such Claims or Interests, shall not be required to become a party to this Agreement as a Consenting Stakeholder, if such Qualified Marketmaker transfers such Claims or Interests (by purchase, sale, assignment, or other similar means) within five (5) Business Days of its acquisition to a Consenting Stakeholder or a Permitted Joinder Transferee; provided that a Qualified Marketmaker’s failure to comply with this Section 7(c) shall result in the transfer of such Claims to such Qualified Marketmaker being deemed void ab initio.

8.	Disenfranchisement.

In accordance with Section 8.04 of the Indenture, Convertible Notes that are owned by the Company, by any Subsidiary (as such term is defined in the Indenture) thereof or by any Affiliate (as such term is defined in the Indenture) of the Company (except any Person set forth on Schedule 8 hereto that may be deemed an Affiliate of the Company) shall be disregarded and deemed not to be outstanding for the purpose of a determination of Consenting Noteholders.

9.	Termination of Agreement.

(a)  This Agreement shall terminate as to all Parties or, if such termination arises under Sections 9(e)(i), (ii), (vi) or (viii), the applicable Party, upon the receipt of written notice to all Parties or the applicable Consenting Stakeholder, as applicable, delivered in accordance with Section 25 hereof, from the Company at any time after and during the continuance of any Company Termination Event.

(b)  This Agreement shall terminate as to all Parties or, if such termination arises under Sections 9(f)(i) or (f)(iii), the applicable Party, upon the receipt of written notice to all Parties or the applicable Party, as applicable, delivered in accordance with Section 25 hereof, from the Steering Committee at any time after and during the continuance of any Consenting Stakeholder Termination Event.

(c)  This Agreement shall terminate with respect to a Consenting Stakeholder upon delivery to the other Parties of written notice, delivered in accordance with Section 25 hereof, from such Consenting Stakeholder at any time after and during the continuance of a Consenting Stakeholder Termination Event; provided that this Agreement shall remain in effect with respect to each other non-terminating Consenting Stakeholder unless and until such other Consenting Stakeholder separately terminates this Agreement as to itself pursuant to this Section 9(c)

(d)  Notwithstanding any provision to the contrary in this Section 9, no Party may terminate this Agreement on account of a Company Termination Event or Consenting Stakeholder Termination Event, as applicable, caused by such Party’s failure to perform or comply in all material respects with the terms and conditions of this Agreement or where such Party is otherwise in breach of this Agreement (in each case unless such failure to perform, failure to comply, or breach arises from another Party’s breach of this Agreement that would otherwise be a Company Termination Event or Consenting Stakeholder Termination Event, as applicable).

(e) A “Company Termination Event” shall mean any of the following:

(i)    with respect to the applicable Consenting Stakeholder only, the material breach by any of the Consenting Stakeholders of (A) any covenant contained in this Agreement or (B) any other obligations of the Consenting Stakeholders set forth in this Agreement, and, in each case, such breach remains uncured for a period of five Business Days after the receipt of written notice thereof pursuant to Section 25 hereof (as applicable);

(ii) the representations or warranties made by any Consenting Stakeholder will have been untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

(iii) the Definitive Documents and any amendments, modifications, or supplements thereto include terms that are materially inconsistent with this Agreement or the Transaction Term Sheet and are not otherwise reasonably acceptable to the Company, and such event remains unremedied for a period of five Business Days following the receipt of notice pursuant to Section 25 hereof (as applicable);

(iv) the board of directors of Cazoo reasonably determines in good faith taking into account the advice of outside counsel that continued performance under this Agreement or pursuit of the Transaction would be inconsistent with the exercise of its fiduciary or other duties under applicable law (the “Fiduciary Out”); provided that in the event a Company Party desires to terminate this Agreement pursuant to this Section 9(e)(iv), Cazoo shall, as soon as reasonably practicable but in no event less than one calendar day prior to the date Cazoo terminates this Agreement pursuant to the Fiduciary Out, provide advance written notice (email shall suffice) of such termination to the Steering Committee and the Consenting Equityholders;

(v) the issuance by any Governmental Authority, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment or order declaring this Agreement to be unenforceable, enjoining the consummation of the Transaction or rendering illegal this Agreement or the Transaction, and either (A) such ruling, judgment, or order has been issued at the request of or with the acquiescence of a Consenting Stakeholder, or (B) in all other circumstances, such ruling, judgment, or order has not been stayed, reversed, or vacated within 25 calendar days after such issuance;

(vi) if any Consenting Stakeholder (A) publicly announces their intention not to support the Transaction or proposes, supports, or agrees in writing to pursue (including, for the avoidance of doubt, as may be evidenced by a duly executed term sheet, letter of intent, or similar document) or support any transaction in respect of the Company other than the Transaction or (B) validly terminates this Agreement as to themselves pursuant to Section 9(c) hereof, in which case the Company may terminate as to such Consenting Stakeholder (and only to such Consenting Stakeholder);

(vii) if the Definitive Documents shall not have been executed and delivered or filed, as applicable, by the respective intended parties thereto by the Outside Date;

(viii) if a Consenting Stakeholder does not comply in any material respect with each of the obligations set forth in Section 3(a) or (b) hereof and the “Additional Obligations Prior to Closing Date” set forth in the Transaction Term Sheet (and only to such Consenting Stakeholder); or

(ix) a Scheme Transaction Trigger Event has occurred and, as a result of the exercise of termination rights under Section 9(e)(i), (ii), (vi) or (viii) or Section 9(f)(i) or (iii), Consenting Noteholders own or control, in the aggregate, less than (x) 75% of the aggregate principal amount of the Convertible Notes.

(f)   A “Consenting Stakeholder Termination Event” shall mean any of the following:

(i)    the material breach by any Company Party or (with respect to such Consenting Stakeholder only) another Consenting Stakeholder of (A) any covenant contained in this Agreement (including without limitation Sections 4(a) and 4(b)) or (B) any other obligations of the Company Parties set forth in this Agreement, and, in each case, such breach remains uncured for a period of five Business Days after receipt of written notice thereof pursuant to Section 25 hereof (as applicable);

(ii) the representations or warranties made by any Company Party will have been untrue in any material respect when made;

(iii) the representations or warranties made by any Consenting Stakeholder will have been untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

(iv) the Definitive Documents and any amendments, modifications, or supplements thereto include terms that are materially inconsistent with this Agreement or the Transaction Term Sheet and are not otherwise reasonably acceptable to the Consenting Stakeholders who have consent rights over the applicable Definitive Document in accordance with Section 2(b) hereto, and such event remains unremedied for a period of five Business Days following the receipt of notice pursuant to Section 25 hereof (as applicable);

(v) the issuance by any Governmental Authority, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment, or order declaring this Agreement to be unenforceable, enjoining the consummation of the Transaction or rendering illegal this Agreement or the Transaction, and either (A) such ruling, judgment, or order has been issued at the request of or with the acquiescence of a Company Party, or (B) in all other circumstances, such ruling, judgment, or order has not been stayed, reversed, or vacated within 25 calendar days after such issuance;

(vi) if any Company Party (other than an Existing Equityholder in respect of an Alternative Proposal) (A) proposes, supports, or agrees in writing to pursue to the exclusion of the Transaction (including, for the avoidance of doubt, as may be evidenced by a duly executed term sheet, letter of intent, or similar document) an Alternative Transaction (for the avoidance of doubt, this Section 9(f)(vi) does not affect the Fiduciary Out, the terms set forth in Section 4(b) hereof or the fiduciary rights and other obligations provided in Section 17 hereof), or (B) validly terminates this Agreement as to themselves pursuant to Sections 9(a) and 9(e);

(vii) if the Definitive Documents shall not have been executed and delivered or filed, as applicable, by the respective intended parties thereto by the Outside Date;

(viii) if the Company does not comply in any material respect with each of the obligations set forth in Sections 4(a) or 4(b) hereof and the “Additional Obligations Prior to Closing Date” set forth in the Transaction Term Sheet;

(ix) the occurrence of any Material Adverse Effect;

(x) if the Company distributes publicly Proxy Documents with a statement regarding Alternative Proposals other than the Alternative Proposal Statement attached hereto as Exhibit C;

(xi) if the Company breaches its agreement set forth in Section 4(a)(xiii);

(xii) if the Company makes any payment to any Convertible Noteholder seeking to exercise any rights under the Indenture other than as expressly permitted by this Agreement;

(xiii) if a Scheme Transaction Trigger Event has occurred, any failure to meet any of the Scheme Transaction Milestone Dates; or

(xiv) a Scheme Transaction Trigger Event has occurred and, as a result of the exercise of termination rights under Section 9(e)(i), (ii), (vi) or (viii) or Section 9(f)(i) or (iii), Consenting Noteholders own or control, in the aggregate, less than (x) 75% of the aggregate principal amount of the Convertible Notes.

(g) Mutual Termination. This Agreement may be terminated by mutual agreement of each Party upon the receipt of written notice delivered in accordance with Section 25 hereof.

(h) Automatic Termination. This Agreement shall terminate automatically, without any further action required by any Party, upon:

(i)    other than as may arise in connection with a Scheme Transaction, any Company Party commencing or filing any proceeding relating to any of the Company Parties under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, or liquidation law of any jurisdiction, the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of any of the Company Parties or of any substantial part of their property;

(ii) other than as may arise in connection with a Scheme Transaction, any Company Party applying or consenting to appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of any of the Company Parties or of any substantial part of their property;

(iii) other than as may arise in connection with a Scheme Transaction, the making by any of the Company Parties of an assignment for the benefit of creditors or the admission by any of the Company Parties in writing of its inability to pay its debts generally as they become due;

(iv) if the Company breaches its agreements set forth in Section 4(c)(ii) or (iii) hereof;

(v) if the Closing Date has not occurred on or before the Outside Date; and

(vi) the occurrence of the Closing Date.

The termination events outlined in this Section 9 shall not survive the Closing Date.

(i)    Effect of Termination. Upon the termination of this Agreement as to a Party in accordance with this Section 9, if the Transaction has not been consummated, and except as provided in Section 19 hereof, (i) this Agreement shall forthwith become void and of no further force or effect as to such Party and such Party shall, except as provided otherwise in this Agreement, be immediately released from its liabilities, forbearances, obligations, commitments, undertakings, and agreements under or related to this Agreement and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement, including all rights and remedies available to it under applicable law and any applicable agreements, and (ii) any and all consents or ballots tendered by (or on behalf of) a terminating Party and any proxies with respect to consents or ballots given by such Party before such termination shall be deemed, for all purposes, to be null and void and revoked from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Transaction and this Agreement or otherwise; provided that in no event shall any such termination relieve a Party from liability for its breach or non-performance of its obligations hereunder prior to the date of such termination.

(j)    If the Transaction has not been consummated prior to the date of termination of this Agreement, nothing herein shall be construed as a waiver by any Party of any or all of such Party’s rights, and the Parties expressly reserve any and all of their respective rights. Pursuant to Rule 408 of the Federal Rules of Evidence, without prejudice of the rules under English law and any other applicable rule, statute, or doctrine of similar import protecting the use or disclosure of confidential settlement discussions, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

10. Representations and Warranties.

(a) Each Consenting Stakeholder, severally and not jointly, and each Company Party, severally and jointly, represent and warrant to each Party that the following statements are true, correct and complete as of the date hereof:

(i)    such Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder, and the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, limited liability company, partnership or other similar action on its part;

(ii) the execution, delivery and performance by such Party of this Agreement does not and will not (A) violate any material provision of law, rule or regulation applicable to it or, as applicable, any of its subsidiaries or its Organizational Documents or those of any of its subsidiaries or (B) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or, as applicable, any of its subsidiaries is a party, other than any default contemplated by the Transaction or as listed in Schedule 10(a)(ii) hereto;

(iii) this Agreement is the legally valid and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(iv) such Party (A) is a sophisticated party with respect to the subject matter of this Agreement and the transactions contemplated hereby, (B) has adequate information concerning the matters that are the subject of this Agreement and the transactions contemplated hereby, (C) has such knowledge and experience in financial and business matters of this type that it is capable of evaluating the merits and risks of entering into this Agreement and of making an informed investment decision, and has independently and without reliance upon any warranty or representation by, or information from, any other Party or any officer, employee, agent or representative thereof, of any sort, oral or written, except the warranties and representations expressly set forth in this Agreement, and based on such information as such Party has deemed appropriate, made its own analysis and decision to enter into this Agreement and the transaction contemplated hereby, and (D) acknowledges that it has entered into this Agreement voluntarily and of its own choice and not under coercion or duress;

(v) with respect to the Company, such Party is not aware of the occurrence of any event, fact or circumstance that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement; and

(vi) such Party is not currently engaged in any discussions, negotiations or other arrangements with respect to any Alternative Transaction.

(b) Each Consenting Noteholder, severally and not jointly, represents and warrants to each Party that such Consenting Noteholder:

(i)    is the beneficial owner of the aggregate principal amount of Convertible Notes set forth below its name on the signature page hereto or to the Joinder Agreement (as applicable), such amount constituting, in each case, the total principal amount of all that Consenting Noteholder’s Convertible Notes, free and clear of any restrictions on transfer, liens, or options, warrants, purchase rights, contracts, commitments, claims, demands, and other encumbrances and does not own any other Convertible Notes; and/or

(ii) has sole investment and/or voting discretion and/or authority to vote on and provide consent or waivers with respect to such Convertible Notes.

(c) Each Consenting Equityholder, severally and not jointly, represents and warrants to each Party that, as of the date hereof, each Consenting Equityholder (i) is the owner of the number of Existing Equity set forth below its name on the signature page hereto, free and clear of any restrictions on transfer, liens or options, warrants, purchase rights, contracts, commitments, claims, demands, and other encumbrances and does not own any other existing equity interests and (ii) has (A) sole investment or voting discretion with respect thereto, and (B) full power and authority to vote on and consent to matters concerning such equity interests or to exchange, assign, and transfer such equity interests.

(d) Each Consenting Noteholder represents and warrants to each Party that it (i) is an accredited investor (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act), (ii) understands that any securities to be acquired by it (if any) pursuant to the Transaction have not been registered under the Securities Act and that such securities are being offered and sold pursuant to the exemption from registration pursuant to Regulation D promulgated under the Securities Act, or other available exemption from Securities Act registration, based in part upon such Consenting Noteholder’s representations, as applicable, contained in this Agreement and cannot be sold unless subsequently registered under the Securities Act or an exemption from registration is available, (iii) has such knowledge and experience in financial and business matters that such Consenting Noteholder is capable of evaluating the merits and risks of the securities to be acquired by it (if any) pursuant to the Transaction and understands and is able to bear any economic risks with such investment, (iv) is acquiring any securities to be acquired by it (if any) pursuant to the Transaction for its own account, for investment purposes only and not with a view to any distribution thereof that would not otherwise comply with the Securities Act and (v) did not decide to acquire any securities to be acquired by it (if any) pursuant to the Transaction as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D promulgated under the Securities Act.

11. Disclosure; Publicity.

(a) Except as required by applicable law (including by statute or regulation), to the court as part of the evidence to be submitted in respect of the Scheme Transaction and in support of any application to the courts of any jurisdiction for recognition of the Scheme Transaction or as required by the rules of any relevant listing authority or stock exchange on which the shares of any Party are listed or traded, including, without limitation, in connection with any Schedule 13D filing with the SEC, the Consenting Noteholders agree that, without the prior written consent of the Company, none of them, individually or collectively, will disclose this Agreement, including the Transaction Term Sheet, or the contents hereof in any public communication or filing including any regulatory filing prior to the execution of the Definitive Documents. Notwithstanding the foregoing, each Consenting Noteholder may disclose this Agreement and its terms to:

(i)    that Consenting Noteholder’s Connected Persons and any other Consenting Noteholder and, if required, to the Trustee and any security agent (and their respective professional advisers) for the purpose of discussing, negotiating, preparing, executing, implementing or consummating the transactions contemplated by the Transaction, the Transaction Term Sheet and this Agreement; provided that such parties owe a contractual or other duty of confidentiality to the Consenting Noteholder with respect to any confidential information so disclosed or have separately agreed to be bound by the provisions of this Agreement; and

(ii) any other person (A) to (or through) whom that Consenting Noteholder assigns or transfers (or may potentially assign or transfer) all or any of its Convertible Notes, as permitted by this Agreement; or (B) with (or through) whom that Consenting Noteholder enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement, any Definitive Document, as permitted by this Agreement, for the purpose of that actual or potential sub-participation or other transaction; provided that, in each case, the person to whom the information is to be given pursuant to this Section 11(a)(ii) has, prior to any such disclosure, agreed in writing for the benefit of such Consenting Noteholder and the Company to keep the terms of this Agreement confidential on the terms of this Section 11 (with any necessary consequential changes).

(b) Cazoo shall submit drafts to counsel to the Consenting Stakeholders, respectively, of any press release or other public statements that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement or otherwise announcing the Transaction or relating to the Transaction at least two Business Days prior to disclosure, or if such submission two Business Days prior to disclosure is not possible, as soon as reasonably practicable prior to disclosure. All Parties hereto acknowledge that the Company will be required to file this Agreement as an exhibit to Form 6-K with the SEC upon execution.

(c) Except as required by applicable statute, law, ordinance, rule, treaty, code, directive, regulation, governmental approval (whether granted or required), order, subpoena, or other legal process or regulation or as requested or required by any Governmental Authority, and notwithstanding any provision of any other agreement between the Company and any Consenting Stakeholder to the contrary, no Party or its advisors shall disclose to any person (including, for the avoidance of doubt, any other Consenting Stakeholder), other than advisors to the Company, the principal amount or percentage of any debt or equity holdings of any Consenting Stakeholder without such Consenting Stakeholder’s prior written consent; provided that (i) if such disclosure is required as described above in this Section 11(c), the disclosing Party shall, to the extent permitted by law, afford the relevant Consenting Stakeholder a reasonable opportunity to review and comment in advance of such disclosure, including, without limitation, regarding the scope, timing, and contents of such disclosure, and shall take commercially reasonable measures to limit such disclosure, (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of indebtedness or equity securities, as applicable, collectively held by the Consenting Stakeholders, provided that the amount of Convertible Notes of any individual Consenting Noteholder may not be disclosed. Notwithstanding the provisions in this Section 11, any Party may disclose, to the extent consented to in writing by a Consenting Stakeholder, such Consenting Stakeholder’s individual holdings.

(d) Nothing in this Section 11 shall constitute a waiver or modification of any provision of those certain confidentiality agreements entered into between the Company and each Consenting Stakeholder (as applicable).

12. Amendments and Waivers.

(a) This Agreement (or any exhibit, annex, or schedule hereto) may be modified, amended, or supplemented, or a condition or requirement of this Agreement (or any exhibit, annex, or schedule hereto) may be waived, in a writing signed by: (i) Cazoo and (ii) the Steering Committee.

(b) Notwithstanding the foregoing, the consent of each such affected Consenting Noteholder shall also be required to effectuate any modification, amendment, waiver, or supplement if the proposed modification, amendment, waiver, or supplement has a disproportionate (as compared to other Consenting Noteholder holding similar Claims or Interests) adverse effect on any of the Claims or Interests held by a Consenting Noteholder.

(c) Notwithstanding anything herein to the contrary, (A) the Outside Date may be extended with the mutual written consent (email being sufficient) of Cazoo, each Consenting Equityholder, and the Steering Committee; (B) no amendment, modification, waiver, or supplement of this Section 12 shall be effective without the consent of each Party hereto; and (C) this Agreement may not be amended in a manner adverse to any Released Party with respect to the releases governed by Section 6 hereof without such Released Party’s prior written consent.

(d) Any proposed modification, amendment, waiver, or supplement that does not comply with this Section 12 shall be ineffective and void ab initio as to any non-consenting Party affected thereby.

(e) The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power or remedy by a Party preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy by such Party. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by law.

13. Tax Structure.

The Parties shall take all commercially reasonable actions to implement the Transaction in a mutually acceptable manner, taking regulatory, tax, accounting and legal considerations into account, to preserve and recognize tax attributes, and to mitigate the impact of any adverse tax consequences on the Company, the Convertible Noteholders, and Existing Equityholders, and the transactions contemplated by this Agreement, including the Transaction Term Sheet, will be structured in furtherance thereof; provided that such structure shall be reasonably acceptable to Cazoo, the Consenting Equityholders, and Consenting Noteholders.

14. Effectiveness.

This Agreement shall become effective and binding on all Parties on the Support Effective Date.

15. Governing Law; Jurisdiction; Waiver of Jury Trial

(a) This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction, other than as provided herein.

(b) Each of the Parties irrevocably agrees that, other than in connection with implementing the Scheme Transaction, any legal action, suit or proceeding arising out of or relating to this Agreement brought by any Party or its successors or assigns shall be brought and determined in any federal or state court in the Borough of Manhattan in the State of New York, and, in the event the Company becomes the subject of any bankruptcy cases under chapter 11 of title 11 of the United States Code, the presiding bankruptcy court, and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such proceeding arising out of or relating to this Agreement or the Transaction. Each of the Parties agrees not to commence any proceeding relating hereto or thereto except in the courts described above, other than proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Other than in connection with implementing the Scheme Transaction, each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding arising out of or relating to this Agreement or the Transaction, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the proceeding in any such court is brought in an inconvenient forum, (B) the venue of such proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party acknowledges and submits to the jurisdiction of the courts of England and Wales in respect of and for the sole purpose of a Scheme Transaction.

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

16. Specific Performance/Remedies.

(a) It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (including reasonable attorneys’ fees and costs) as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy. Each Party also agrees that it will not seek, and will waive any requirement for, the securing or posting of a bond in connection with any Party seeking or obtaining such relief. The foregoing rights are in addition to and without limitation of any other remedy to which the Parties may be entitled at law or in equity.

(b) For the avoidance of doubt, nothing set forth in this Section 16 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 16 prior to or as a condition to exercising any termination right under Section 9 herein, nor shall anything set forth in this Section 16 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9 or pursue any other remedies under this Agreement or any other agreement or document entered into in connection herewith or the transactions contemplated hereby that may be available then or thereafter.

17. Fiduciary Duties

Notwithstanding anything herein, nothing in this Agreement shall require the Company or any directors, officers, members, or managers of any Company Party, each in their capacity as such, to take any action, or to refrain from taking any action, to the extent that such person or persons reasonably determines or determine in good faith, taking into account the advice of counsel, that doing so would be inconsistent with their fiduciary or other obligations owed with respect to the Company Parties under applicable law.

18. Independent Due Diligence and Decision-making.

Each of the Consenting Stakeholders and the Company Parties hereby confirms that it has made its own decision to execute this Agreement based upon its own independent assessment of the documents and information available to it, as it has deemed appropriate.

19. Survival.

Notwithstanding the termination of this Agreement pursuant to Section 9 hereof, the agreements and obligations of the Parties in this Section 19, and Sections 6 (in accordance with Section 6(d) hereof), 9(i), 9(j), 10, 11, 15, 16, 21, 22, 23, 25, 26 and 28 shall survive such termination and shall continue in full force and effect in accordance with the terms hereof; provided that any liability of a Party for failure to comply with the terms of this Agreement shall survive such termination. The Company’s obligations to pay accrued and unpaid Fees and Expenses incurred in connection with the Transaction prior to the Company’s exercise of the Fiduciary Out shall survive termination of this Agreement. The Parties’ agreements as set forth under the “Public Listing” heading in the Transaction Term Sheet shall survive the automatic termination of this Agreement pursuant to Section 9(h)(vi) hereof.

20. Headings

The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof or, for any purpose, be deemed a part of this Agreement.

21. Successors and Assigns; Severability; Several Obligations.

This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, and executors. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof and this Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. The agreements, representations and obligations of the Parties are, in all respects, ratable and several and neither joint nor joint and several.

22. No Third-Party Beneficiaries.

Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties (and their respective successors, permitted assigns, heirs, and executors) and no other Person shall be a third-party beneficiary hereof; provided that with respect to any Released Party, such Released Party shall be, and is deemed to be, a third-party beneficiary with respect to the releases granted pursuant to Section 6 hereof; provided, further, that Existing Equityholders, executive officers and directors, and former executive officers and directors (in each case, to the extent such parties hold Existing Equity and only in their capacity as such) shall be third-party beneficiaries of the agreements as set forth under the “Public Listing” heading in the Transaction Term Sheet and shall be entitled to enforce any breach thereof against the Company and not against any other Party hereto.

23. Prior Negotiations; Entire Agreement.

This Agreement, including the exhibits and schedules hereto (including the Transaction Term Sheet) constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof and thereof, except that the Parties acknowledge that any confidentiality agreements heretofore executed between the Company Parties, on the one hand, and each Consenting Stakeholder, on the other hand, as applicable, shall continue in full force and effect; provided that, in the event of a conflict between this Agreement and the Transaction Term Sheet, this Agreement shall control in all respects.

24. Counterparts.

This Agreement may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.  The words “execution,” “signed,” “signature,” and words of like import in or relating to this Agreement will be deemed to include electronic signatures or electronic records, each of which will be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

25. Notices.

All notices hereunder shall be deemed given if in writing and delivered, if contemporaneously sent by electronic mail, by overnight courier or by registered or certified mail (return receipt requested) to the following addresses:

(a) If to the Company Parties:

Cazoo Group Ltd

41 Chalton Street

London, NW1 1JD

United Kingdom

Attention:	Alex Chesterman
Paul Woolf
Paul Whitehead
Sophie Hosking
Email:	alex.chesterman@cazoo.co.uk
paul.woolf@cazoo.co.uk
paul.whitehead@cazoo.co.uk
legal@cazoo.co.uk

with a copy to (which shall not constitute notice):

Freshfields Bruckhaus Deringer LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Valerie Ford Jacob
Mark Liscio
Richard Tett
Email:	valerie.jacob@freshfields.com
mark.liscio@freshfields.com
richard.tett@freshfields.com

(b) If to the Consenting Noteholders:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:	Matthew S. Barr
Alexander P. Cohen
Email:	Matt.Barr@weil.com
Alexander.Cohen@weil.com

(c) If to any Consenting Stakeholder, the address set forth on such Consenting Stakeholder’s signature page hereto.

Any notice given by delivery, mail or courier shall be effective when received. Any notice given by electronic mail shall be effective upon transmission.

26. Email Consents.

Where a written consent, acceptance, approval, notice, or waiver is required pursuant to or contemplated by this Agreement, such written consent, acceptance, approval, notice, or waiver shall be deemed to have occurred if, by agreement between legal counsel to the Parties submitting and receiving such consent, acceptance, approval, notice, or waiver, it is conveyed in writing (including electronic mail) between each such legal counsel without representations or warranties of any kind on behalf of such legal counsel.

27. Joinder.

One or more additional Persons may become party hereto after the date of this Agreement by executing and delivering a Joinder Agreement to the Company. Immediately upon the execution and delivery of a Joinder Agreement (and without any further action), each such additional Person will be bound by the terms of this Agreement and deemed to be a (a) “Consenting Stakeholder” and (b) a “Party” for all purposes under this Agreement. For the avoidance of doubt, each Person that executes a Joinder Agreement shall have all of the rights and obligations of a Consenting Stakeholder of the applicable class of Consenting Stakeholder hereunder.

28. Reservation of Rights; No Admission.

(a) Subject to those certain confidentiality agreements entered into between the Company and each Consenting Stakeholder (as applicable), nothing contained herein shall limit the ability of any Party to consult with other Parties so long as such consultation or appearance is consistent with such Party’s obligations hereunder.

(b) Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each of the Parties to protect and preserve its rights, remedies, and interests, including its Claims against any of the other Parties (or their respective Affiliates or subsidiaries). This Agreement, including the Transaction Term Sheet, is part of a proposed settlement of matters that could otherwise be the subject of litigation among the Parties. Pursuant to Rule 408 of the Federal Rules of Evidence, without prejudice rules under English law, and any other applicable rule, statute, or doctrine of similar import protecting the use or disclosure of confidential settlement discussions, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.

29. Execution by Consenting Noteholders

(a) A reference to a “Consenting Noteholder” is a reference to such person solely in their capacity as a Consenting Noteholder and a party that beneficially owns or controls Convertible Notes under this Agreement, and not in any other capacity or in respect of any other debt, agreement or instrument.

(b) Each of the Consenting Noteholders is entering into or acceding to this Agreement in its capacity as such and only in respect of the debt which it holds in that respective capacity and not in any other capacity in respect of any other debt or other instrument.

(c) Where a Consenting Noteholder enters into or accedes to this Agreement in its capacity as investment manager or investment adviser on behalf of funds or accounts it manages or advises:

(i)    if specific fund(s) or separate account(s) are specified in such Consenting Noteholders’ signature page, this Agreement shall apply to that investment manager or investment adviser only with respect to the specified fund or separate account, and will not apply to any other fund or account managed or advised by that investment manager or investment adviser or to its or their Affiliates and any funds or accounts managed or advised by its or their Affiliates; and

(ii) references in this Agreement to debt beneficially owned by the Consenting Noteholder shall mean debt which is (A) beneficially owned by the holder of the Convertible Notes that is managed or advised by the Consenting Noteholder, and (B) subject to the discretionary management and control of the Consenting Noteholder.

(d) If any investment manager or investment adviser (as applicable) enters into or accedes to this Agreement on behalf of funds or accounts it manages or advises, each other Party acknowledges that:

(i)    the relevant investment manager or investment adviser (as applicable) does not execute this Agreement in any personal capacity;

(ii) the relevant investment manager or investment adviser (as applicable) executes this Agreement pursuant to, and to the extent of, its authority to act in such capacity; and

(iii) the relevant investment manager or investment adviser (as applicable) does not make any representations, warranties or undertakings of any kind in any personal capacity to any Party, and shall have no personal liability whatsoever to any Party, under or in connection with this Agreement, and no Party will have any recourse to it in any personal capacity in any way whatsoever.

30. Execution by Consenting Equityholders

(a) A reference to a “Consenting Equityholder” is a reference to such person solely in their capacity as a Consenting Equityholder and a party that beneficially owns or controls Existing Equity under this Agreement, and not in any other capacity or in respect of any other debt, agreement or instrument.

(b) Each of the Consenting Equityholders is entering into or acceding to this Agreement in its capacity as such and only in respect of the equity which it holds in that respective capacity and not in any other capacity in respect of any other debt or other instrument. Nothing in this Agreement shall require any Consenting Equityholder or any representative of any Consenting Equityholder serving as a director, officer, member, or manager of any Company Party to take any action, or to refrain from taking any action, in its capacity as a director, officer, member, or manager of any Company Party. Nothing in this Section 30(b) shall be construed to limit any existing obligations of any of the directors, officers, members, or managers of any Company Party.

(c) Where a Consenting Equityholder enters into or accedes to this Agreement in its capacity as investment manager or investment adviser on behalf of funds or accounts it manages or advises, if specific fund(s) or separate account(s) are specified in such Consenting Equityholders’ signature page, this Agreement shall apply to that investment manager or investment adviser only with respect to the specified fund or separate account, and will not apply to any other fund or account managed or advised by that investment manager or investment adviser or to its or their Affiliates and any funds or accounts managed or advised by its or their Affiliates.

(d) If any investment manager or investment adviser (as applicable) enters into or accedes to this Agreement on behalf of funds or accounts it manages or advises, each other Party acknowledges that:

(i)    the relevant investment manager or investment adviser (as applicable) does not execute this Agreement in any personal capacity;

(ii) the relevant investment manager or investment adviser (as applicable) executes this Agreement pursuant to, and to the extent of, its authority to act in such capacity; and

(iii) the relevant investment manager or investment adviser (as applicable) does not make any representations, warranties or undertakings of any kind in any personal capacity to any Party, and shall have no personal liability whatsoever to any Party, under or in connection with this Agreement, and no Party will have any recourse to it in any personal capacity in any way whatsoever.

31. Relationship Among Parties.

It is understood and agreed that any Consenting Noteholder may trade in any debt or equity securities of the Company (or any subsidiary thereof) without the consent of the Company or any other Consenting Noteholder, subject to Section 7 hereof, any applicable agreements to the contrary (including that (a) certain cooperation agreement dated March 17, 2023 by and among certain of the Consenting Noteholders and (b) those certain side letter agreements, each dated November 9, 2022 (as may have been extended from time to time), by and between the Company, and certain Consenting Noteholders) and applicable securities laws. Nothing contained herein and no action taken by any Consenting Noteholder shall be deemed to constitute the Consenting Noteholders as a partnership, an association, a joint venture, or any other kind of group or entity, or create a presumption that the Consenting Noteholders are in any way acting in concert. The decision of each Consenting Noteholder to enter into this Agreement has been made by each such Consenting Noteholder independently of any other Consenting Noteholder. The Company acknowledges that the Consenting Noteholders are engaged in a wide range of financial services and businesses, and, in furtherance of the foregoing, the Consenting Noteholders and the Company acknowledge and agree that the obligations set forth in this Agreement shall only apply to the trading desk(s) and/or business group(s) of the Consenting Noteholders that principally manage and/or supervise such Consenting Noteholder’s investment in the Company, and shall not apply to any other trading desk or business group of such Consenting Noteholder so long as they are not acting at the direction or for the benefit of such Consenting Noteholder. None of the Consenting Noteholders shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities of any kind or form to each other, the Company, or the Company’s creditors or other stakeholders. The Parties have no agreement, arrangement or understanding with respect to acting together for the purpose of acquiring, voting, or disposing of any securities of the Company. Neither the Consenting Stakeholders nor any subset thereof are part of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), including any group acting for the purpose of acquiring, holding, or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), with any other Party. All rights under this Agreement are separately granted to each Party, and the use of a single document is solely for purposes of convenience. The decision to commit to enter into the transactions contemplated by this Agreement has been made independently.

32. No Offer; Representation by Counsel; Adequate Information.

(a) This Agreement is not and shall not be deemed an offer with respect to the issuance or sale of securities to any person or entity, or the solicitation of an offer to acquire or buy securities, in any jurisdiction where such offer or solicitation would be unlawful.

(b) Each Party acknowledges that it has had an opportunity to receive information from the Company Parties and that it has been, or is part of a group that has been, or has had an opportunity to be, represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

33. Time is of the Essence.

The Parties acknowledge and agree that time is of the essence and that they must each use commercially reasonable efforts to fulfill their respective obligations hereunder as soon as reasonably practicable.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and, as applicable, delivered by their respective duly authorized officers, solely in their respective capacities as officers of the undersigned and not in any other capacity, as of the date first set forth above.

CAZOO GROUP LTD

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

CAZOO HOLDINGS LIMITED

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title	Director

CAZOO LTD

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title	Director

CAZOO PROPERTIES LIMITED

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title	Director

[Signature Page to Transaction Support Agreement]

VIKING GLOBAL EQUITIES MASTER LTD.,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

VIKING GLOBAL EQUITIES II LP,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP

660 Fifth Avenue

New York, NY 10103

Attention: General Counsel

With a mandatory copy to:

legalnotices@vikingglobal.com

[Signature Page to Transaction Support Agreement]

Farallon Capital Partners, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Four Crossings Institutional Partners V, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners II, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Offshore Investors II, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

[Signature Page to Transaction Support Agreement]

Farallon Capital F5 Master I, L.P.

By:	Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital (AM) Investors LP

By:	Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners III, L.P.

By:	Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Contact Information for all Parties above:
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, CA 94111, USA
Attention:

With a mandatory copy to:
Legal-UK@faralloncapital.com

[Signature Page to Transaction Support Agreement]

INHERENT ESG OPPORTUNITY MASTER, LP

By:	Inherent Group, LP, its investment manager
By:	Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name:	Michael Ellis
Title:	Chief Operating Officer

Inherent Private Opportunities 2021, LP

By:	Inherent Group, LP, its investment manager
By:	Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name:	Michael Ellis
Title:	Chief Operating Officer

Inherent Credit Opportunities Master, LP

By:	Inherent Group, LP, its investment manager
By:	Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name:	Michael Ellis
Title:	Chief Operating Officer

Contact Information for all Parties above:
530 Fifth Ave, Suite 702
New York, NY 10036
Attention: Michael Ellis, COO

With a mandatory copy to:
Admin@inherentgroup.com

[Signature Page to Transaction Support Agreement]

Tru Arrow Technology Partners I, LP

By:	/s/ Glenn Fuhrman
Name:	Glenn Fuhrman
Title:	Managing Member

Contact Information for all Parties above:
640 Park Avenue
New York, NY 10065
Attention: Glenn Fuhrman

With a mandatory copy to:
risa@truarrow.com

[Signature Page to Transaction Support Agreement]

Arleon LLC A Series of Virtru PE LLC

By:	/s/ Glenn Fuhrman
Name:	Glenn Fuhrman
Title:	Managing Member

Contact Information for all Parties above:
640 Park Avenue
New York, NY 10065
Attention: Glenn Fuhrman

With a mandatory copy to:
risa@truarrow.com

[Signature Page to Transaction Support Agreement]

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Founder and Executive Chairman

Notice Address:
Cazoo Group Ltd
41 Chalton Street
London, NW1 1JD, United Kingdom

Attention: Alex Chesterman
Email: alex.chesterman@cazoo/co.uk

[Signature Page to Transaction Support Agreement]

AJAX I HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

ASO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

AJO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address: c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

GST VII HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

JADOFF INVESTMENTS, LP

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

JAO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

WCH 2021 QUAD, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

WCHS HOLDINGS 1, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

WILLOUGHBY FLAGSHIP FUND, LLC (f/k/a WCH 2022 QUAD, LLC)

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

Exhibit A

TRANSACTION TERM SHEET

This term sheet (the “Term Sheet”) sets forth the principal terms of a proposed financial restructuring of certain indebtedness (the “Transaction”) of Cazoo Group Ltd (“Cazoo” and, together with each of its subsidiaries and affiliates, collectively, the “Company”) that have been negotiated between the Company and the steering committee of the holders of the Company’s 2.00% Convertible Senior Notes due 2027 representing in excess of 60% of the aggregate principal amount of the Convertible Notes (as defined below) outstanding (the “Steering Committee”).

This Term Sheet is not legally binding unless it is annexed to the transaction support agreement (“TSA”) and the Support Effective Date (as defined in the TSA) has occurred. This term sheet does not constitute (nor shall it be construed as) an offer or solicitation with respect to any securities of the Company, it being understood that such an offer or solicitation, if any, only will be made in compliance with applicable provisions of securities and/or other applicable laws. This Term Sheet is proffered in the nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party or person pursuant to Rule 408 of the Federal Rules of Evidence, without prejudice rules under English law, and any other applicable rule, statute, or doctrine of similar import protecting the use or disclosure of confidential settlement discussions. This Term Sheet and the information contained herein is strictly confidential.

This Term Sheet does not purport to summarize all of the terms, conditions, covenants, and other provisions that may be contained in the fully negotiated and definitive documentation necessary to implement the Transaction (as defined below), all of which shall remain subject to internal committee approvals, further discussion and negotiation, including such changes to the structure as are necessary or appropriate to implement a mutually acceptable structure, taking regulatory, tax, accounting and legal considerations into account. The regulatory, tax, accounting and other legal and financial matters related to the Transaction have not been fully evaluated, and any such evaluation may affect the terms and structure of the Transaction.

Unless otherwise expressly noted, all amounts in this Term Sheet are denominated in U.S. dollars.

Overview
Implementation	The Transaction shall be implemented following a vote by holders of Existing Equity (as defined below) in favor of the Transaction and entry by the Steering Committee and certain other Convertible Noteholders (as defined below) into transaction agreements, documents, or approvals necessary to implement the Transaction (including the TSA). The TSA shall include terms customary for a transaction of this kind, including (a) Company support undertakings, (b) undertakings not to pursue an alternative transaction (subject to the fiduciary-out provision referenced in the section below titled “Definitive Documents” and subject to clause (iii) below), (c) disclosure undertakings, (d) representations and warranties, (e) consent rights with respect to the modification of the TSA, this Term Sheet, and definitive documentation, and (f) termination provisions.

The Company and Consenting Noteholders contemplate that the Transaction shall be implemented substantially as follows:

(i) The Company shall enter into a TSA with Convertible Noteholders that hold in excess of 75% of the aggregate principal amount of the Convertible Notes (as defined below) (such Convertible Noteholders, the “Consenting Noteholders”) and certain holders of Existing Equity (including holders of Existing Equity that hold at least 25% of the Existing Equity) (the “Consenting Equityholders”), which TSA shall reflect the terms of this Term Sheet and the support of such Consenting Noteholders and such Consenting Equityholders for the transaction.

(ii) The Company shall launch a private Exchange Offer Memorandum (the “Exchange Offer Memorandum”) pursuant to which the Convertible Noteholders will be asked to approve (x) an offer of New Notes and the New Equity in exchange for their Convertible Notes and (y) the transactions contemplated by this Term Sheet. The Company shall provide customary registration rights to the Convertible Noteholders related to resales of the New Equity.

a. If, as of 5:00 p.m. (New York City time) on the date that is 45 days from the Support Effective Date (as defined in the TSA) (the “Consent Deadline”), holders of 100% of the aggregate outstanding principal amount of the Convertible Notes vote in favor of the Exchange Offer Memorandum, the Transaction will be implemented as an out-of-court consensual transaction in accordance with the TSA and this Term Sheet.

b. If (1) the Consenting Noteholders own or control, in the aggregate, in excess of 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes as of the Consent Deadline, or (2) twenty (20) Business Days following the date that the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction, which notice has not been rescinded during such period; provided that such event shall not be deemed to occur any later than the Consent Deadline (each, a “Scheme Transaction Trigger Event”), the Transaction shall proceed on the basis of a Scheme Transaction in accordance with the TSA and this Term Sheet. For the avoidance of doubt, any Scheme Transaction shall result in identical treatment as an out-of-court consensual transaction and shall otherwise be implemented on terms acceptable to the Company and the Steering Committee. [1]

[1]	Implementation procedures for scheme will include early tender economics for participating noteholders to be agreed, subject to applicable laws. Early tender economics shall consist of non-cash consideration that would otherwise be distributable to Convertible Noteholders.

(iii) The Company shall solicit the approval of the holders of its Existing Equity at an extraordinary meeting of shareholders to be held promptly following effectiveness of the Warrants Registration Statement (as defined below) at which the shareholders will be asked to approve (1) an increase in the authorized capital stock of the Company, (2) the transactions contemplated by this Term Sheet and (3) a reverse stock split. [2] Shareholders holding 66 2/3% of the Existing Equity present at the meeting, so long as a quorum of 33 1/3% of the Existing Equity is present at the meeting, will be necessary to approve the transactions contemplated by the Term Sheet. The proxy materials will include a statement that shareholders may submit alternative restructuring proposals (each, an “Alternative Proposal”) for the board to consider (the form of which statement, which shall be consistent with the foregoing, will be agreed between the Company and the Steering Committee prior to the entry into the TSA); provided that (A) such proxy materials shall not be distributed publicly without prior disclosure to the Steering Committee at least 3 business days prior to such distribution, (B) any Alternative Proposal(s) shall be disclosed to the Steering Committee within 24 hours of receipt thereof, (C) the board shall only pursue Alternative Proposal(s) consistent with their fiduciary duties and (D) the definition of “Definitive Documents” shall include those portions of the proxy materials relating to an Alternative Proposal and the Convertible Notes; provided, however, that, except as authorized by this clause (ii) and subject to any “fiduciary out” provision set forth in the TSA or any applicable Definitive Documents (as defined below), the Company and its representatives shall not solicit, initiate, or encourage the submission of any Alternative Proposal or offer from any person relating to the same; provided, further, that nothing in this Term Sheet or the TSA shall be construed as support or consent by the Consenting Noteholders for any Alternative Proposal, and the Consenting Noteholders reserve all rights in this regard.

(iv) The Company shall file a registration statement on Form F-1 (the “Warrants Registration Statement”) as soon as practicable with the U.S. Securities & Exchange Commission that registers the issuance of the New Warrants and the ordinary shares issuable upon the exercise thereof.

(v) The Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders shall be subject to contractual restrictions on transferability (the “Restrictions”) that provide that the Consenting Equityholders may not transfer their Existing Equity, other than to affiliates, family members, as a gift, for estate planning purposes or pursuant to other exceptions to be agreed, in each case subject to the Restrictions, provided that the Restrictions are subject to the following: (i) the Restrictions continue until the earlier of (1) the day a shelf registration statement registering the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) is declared effective by the SEC, and (2) 21 days after the Closing Date, (ii) existing counsel to Cazoo will be authorized to file and the Company shall cause to be filed a shelf registration statement in form and substance reasonably acceptable to the Steering Committee on Form F-3 (or Form F-1, if Form F-3 is not available) which registers the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) within 1 business day after the Closing Date and in connection with such filing, the Company shall procure that the required officers and directors of Cazoo (including any new directors elected in connection with the Transaction who, along with counsel, shall be provided with such diligence information as they shall reasonably request of the Company prior to closing) sign the shelf registration statement, that the auditors of Cazoo deliver a consent to be included as an exhibit to the shelf registration statement, that counsel to Cazoo in respect of the law of the Cayman Islands deliver an opinion related to the New Equity to be included as an exhibit to the shelf registration statement and that the required SEC filing fee is paid in advance of the filing of the shelf registration statement, (iii) if the SEC indicates that it will not review the shelf registration statement, Cazoo must promptly notify the Convertible Noteholders and the holders of Existing Equity of the no-review and must cause the shelf registration statement to become effective within 3 business days of the SEC notice of no-review; and (iv) the Company shall use commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof.
Closing Date	The date on which the Transaction is consummated in accordance with the terms and conditions of the Definitive Documents (which shall include satisfaction of the conditions referred to in the section entitled “Conditions Precedent to Closing” below and the conditions referred to in the TSA) shall be referred to herein as the “Closing Date.”

[2]	The reverse stock split shall occur after the shareholder vote and concurrent with the Closing Date. Steering Committee advisors to work with the Company on implementation. Mechanics to provide that agent can cash out fractional shareholders.

Current Capital Structure
2.00% Convertible Senior Notes due 2027	The Company’s obligations arising under or in connection with the 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes” and the respective holders thereof, from time to time, the “Convertible Noteholders”), payable at an interest rate of 2.00% and issued pursuant to that certain Indenture, dated as of February 16, 2022, by and between Cazoo and U.S. Bank Trust Company, National Association, as trustee (as amended, restated, or modified from time to time, the “Indenture”).
Excluded Debt	The Company’s obligations arising under or in connection with various agreements other than the Indenture, including agreements related to the Company’s stocking loans, mortgages, leases, subscription facilities, secured asset financings, bank loans, and trade and other unsecured debt obligations that may arise from time to time (the “Excluded Debt”).
Existing Equity	All existing outstanding ordinary shares issued by Cazoo (the “Existing Equity”).
Existing Warrants	Options, warrants, or other rights to acquire newly-issued ordinary shares of Cazoo or convert the holders’ existing interest into newly-issued ordinary shares of Cazoo (the “Existing Warrants”).
Post-Transaction Capital Structure
New Senior Secured Notes

On the Closing Date, the Company shall issue new senior secured notes (the “New Notes”) with the following material terms:

●        Issuer: Cazoo.

●        Aggregate Principal Amount: $200 million.

●        Maturity: February 16, 2027 (the “New Notes Maturity Date”).

●        Interest: Interest shall accrue at a rate of 6.00% per annum, with a minimum of 4.00% payable in cash and, at the option of the Company, up to 2.00% payable in kind. Interest shall be payable semi-annually.

●       Payment at Maturity: Bullet repayment of all outstanding amounts.

●       Guarantors: All subsidiaries of Cazoo located in the UK, subject to customary exceptions and limitations, including agreed security principles [3] and guarantor coverage test. [4] Guarantees to be included in the New Indenture and subject to customary New York law provisions including, without limitation, provisions relating to the maximum liability thereunder in connection with fraudulent transfer, voidable transfer or other similar applicable law.

●        Guarantor Threshold Test: to be set at 85% of the EBITDA and revenue of the Group (the “Guarantor Threshold Test”). Guarantors, each Material Company and any other member of the Group as is necessary to be party to and/or accede to the Indenture to ensure that the Guarantor Threshold Test is satisfied within 60 days from the Closing Date, 60 days following an acquisition of a Material Company and within 60 days following delivery of semi-annual financial statements. For the avoidance of doubt, and subject to the first sentence of “Guarantors”, above, it is current intention of the parties that all UK Guarantors shall be required to be Guarantors at closing.

●       Material Company: (a) each Guarantor, (b) the Issuer and (c) any member of the Group which has EBITDA or revenue representing 5% or more of the EBITDA or revenue of the Group (and any member of the Group which is a holding company of a member of the Group referred to in (c) above).

[3]	Form and scope of agreed security principles to be agreed.

[4]	For the avoidance of doubt, additional current or future non-UK subsidiaries shall also become “Guarantors” in the event of insufficient coverage under guarantor coverage test.

●	Security: Secured by a fixed charge over the shares in each Guarantor, bank accounts (subject to customary exceptions to be agreed) of, and assignment of material intragroup receivables owing to, such Guarantor and a floating charge over substantially all of the assets including any IP of such Guarantor (subject to customary exclusions, including agreed security principles); to include a single point of enforcement. To also include security to be granted by Cazoo over the shares in Cazoo Holdings Ltd, bank accounts of Cazoo and an assignment of material intragroup receivables owed to Cazoo. Amount secured pursuant to any security document to be limited to the respective Guarantor’s guarantee obligations as set forth above. All security to be first ranking subject to customary exceptions.

●	Call Protection: The New Notes shall not be redeemable by Cazoo prior to the date that is two years from the issue date of the New Notes (the “New Notes Issue Date”), subject to a customary make-whole redemption feature during such two-year period. On or after the date that is two years from the New Notes Issue Date, Cazoo, at its option, may redeem the New Notes subject to a prepayment premium equal to (i) 4.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is two years from the New Notes Issue Date, but prior to the date that is three years from the New Notes Issue Date, and (ii) 2.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is three years from the New Notes Issue Date, but prior to the New Notes Maturity Date, plus in each case, accrued and unpaid interest (and, for the avoidance of doubt, any applicable capitalized interest, without duplication). Indenture to include express agreement by Cazoo to pay applicable redemption premiums following acceleration caused by insolvency / bankruptcy event.

●	Change of Control: Upon the occurrence of a change of control (which shall include the acquisition by any person or group of more than 50% of the outstanding ordinary shares of the Company or a parent of the Company), the Company shall offer to repurchase all of the outstanding Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Notes then outstanding (including capitalized interest, if any) plus accrued and unpaid interest.

●	Conversion: No pre-agreed conversion or equitization.

●	Governing Law: New York.

●	Format: Indenture between the Company and an indenture trustee to be selected by the Company.

●	Other Terms: Covenants and other terms shall be usual and customary for this type of instrument. The indenture governing the New Notes will include usual and customary incurrence-based negative covenants, including but not limited to (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations, sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant, (xii) minimum liquidity covenant (the “Liquidity Covenant”) to be set at £50 million tested quarterly, and (xiii) limitations on business activities. The indenture governing the New Notes will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes shall not be subject to restrictions on transferability except such as may arise under the securities laws. The New Notes shall be transferable pursuant to Rule 144A and Regulation S under the Security Act.

●	Listing: Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

New Ordinary Shares	On the Closing Date, Cazoo shall issue new ordinary shares to the Convertible Noteholders in a private placement on terms consistent with this Term Sheet, customary for this type of transaction and consistent with Cazoo’s corporate organizational documents (as such documents may be amended and restated, from time to time, in accordance with this Term Sheet, the TSA, and other mutually agreed documents in connection with the Transaction) (the “New Equity”), which New Equity shall be allocated among the Convertible Noteholders as set forth in this Term Sheet.
New Tranche 1 Warrants

On the Closing Date, Cazoo shall issue new warrants (or such other equity or equity-like instruments as may be mutually agreed between Cazoo and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account (the “New Tranche 1 Warrants”)) representing the right to acquire (in the aggregate) newly issued ordinary shares representing up to 8.00% of the number of shares equal to the sum of (i) ordinary shares outstanding on the Closing Date after giving effect to the issuance of the New Equity (New Equity plus Existing Equity being referred to herein as “Closing Date Equity”) and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants.  The exercise price of the New Tranche 1 Warrants would be calculated based on a Company equity value of $525 million, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1,025 million (and the New Tranche 2 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 2 Event”):

●      The number of shares issued or issuable upon the exercise of the New Tranche 1 Warrant would be increased to equal (in the aggregate) 8% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants; and

●      The exercise price of the New Tranche 1 Warrants would be calculated based on a Company equity value of $525 million, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants and New Tranche 2 Warrants.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1,500 million (and the New Tranche 3 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 3 Event”):

●      The number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants would be increased to equal (in the aggregate) 8% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants; and

●      The exercise price of the New Tranche 1 Warrants would be calculated based on a Company equity value of $525 million, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants.

For the avoidance of doubt, only those New Tranche 1 Warrants outstanding at the time of either the Tranche 2 Event or the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the number of New Tranche 1 Warrants still held.  Further, the recalculation of the number of shares issued or issuable upon exercise of the New Tranche 1 Warrants as well as the exercise price would be recalculated based upon the original number of New Tranche 1 Warrants issued (and not those outstanding at the time of either of the Tranche 2 Event or the Tranche 3 Event).

The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will also have other customary terms to be agreed.

New Tranche 2 Warrants

On the Closing Date, Cazoo shall issue new warrants (or such other equity or equity-like instruments as may be mutually agreed between Cazoo and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account (the “New Tranche 2 Warrants”)) representing the right to acquire (in the aggregate) newly issued ordinary shares representing up to 8.00% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The exercise price of the New Tranche 2 Warrants would be calculated based on a Company equity value of $1.025 billion, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants and New Tranche 2 Warrants.  The New Tranche 2 Warrants will become exercisable when the Company equity value is $1.025 billion or higher.

At any time after the Closing Date, if a Tranche 3 Event occurs, then the terms of the New Tranche 2 Warrants would be modified as follows:

●      The number of shares issued or issuable upon the exercise of the New Tranche 2 Warrant would be increased to equal (in the aggregate) 8% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants; and

●      The exercise price of the New Tranche 2 Warrants would be calculated based on a Company equity value of $1.025 billion, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants.

For the avoidance of doubt, only those New Tranche 2 Warrants outstanding at the time of the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the number of New Tranche 2 Warrants still held.  Further, the recalculation of the number of shares issued or issuable upon exercise of the New Tranche 2 Warrants as well as the exercise price would be recalculated based upon the original number of New Tranche 2 Warrants issued (and not those outstanding at the time of the Tranche 3 Event).

The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will also have other customary terms to be agreed.

New Tranche 3 Warrants

On the Closing Date, Cazoo shall issue new warrants (or such other equity or equity-like instruments as may be mutually agreed between Cazoo and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account (the “New Tranche 3 Warrants,” and, together with the New Tranche 1 Warrants and New Tranche 2 Warrants, the “New Warrants”)) representing the right to acquire (in the aggregate) newly issued ordinary shares representing up to 8.00% of the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants. The exercise price of the New Tranche 3 Warrants would be calculated based on a Company equity value of $1.5 billion, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants.

The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will also have other customary terms to be agreed.

Treatment of Existing Claims & Interests
Convertible Notes

On and from the Closing Date, in full and final satisfaction, release, and discharge of any claims, rights, and obligations arising from the Convertible Notes held by the Convertible Noteholders, the exchanged Convertible Notes shall be canceled, and in exchange for such cancelation, the Convertible Noteholders (or the permitted assignees and designees of such Convertible Noteholders) shall receive their pro rata share of: [5]

(i)       the New Notes; and

(ii)      ordinary shares of the Company so that the Convertible Noteholders will hold 92.00% of the Closing Date Equity (subject to dilution by the Existing Warrants, the New Warrants, and the MIP (as defined below)), in each case based on the aggregate amount of Convertible Notes obligations held by each Convertible Noteholder as of the Closing Date.

[5]	Tax efficiency of exchange and related CODI issues subject to ongoing review.

Excluded Debt	The legal, equitable, and contractual rights of holders of claims arising from the Excluded Debt shall be unaltered by the Transaction, and the Company shall continue to perform under all Excluded Debt agreements and/or pay, settle, or honor any Excluded Debt obligations in the ordinary course of business.
Existing Warrants	The legal, equitable, and contractual rights of holders of claims arising from the Existing Warrants shall be unaltered by the Transaction. [6]
Existing Equity	Existing Equity shall be diluted and receive the following treatment. At the Closing Date, holders of Existing Equity shall (i) receive their pro rata share of the New Warrants based on the aggregate amount of Existing Equity held by each holder of Existing Equity as of the Closing Date and (ii) hold 8.00% of the Closing Date Equity.
Other Material Transaction Terms
Pro Rata Dilution	For the avoidance of doubt, any subsequent issuance of equity securities following the Closing Date (including without limitation any conversion of the Existing Warrants, conversion of the New Warrants, and/or issuance of new equity in connection with the MIP) shall dilute all holders of equity on a pro rata basis in each case based on the aggregate amount of each holder’s equity holdings as of the date of such issuance or conversion, as the case may be.
Governance	On or after the Closing Date, Cazoo shall replace the existing Board of Directors with a new seven-member Board of Directors (the “New Board”). Six members of the New Board shall be appointed by the Convertible Noteholders, and one member of the New Board shall be selected by the current board of directors of the Company. The Company shall implement additional agreed-upon changes to its corporate governance arrangements customary for this type of transaction, including adoption of an amended and restated memorandum and articles of association.
Public Listing	For a period of at least 6 months following the execution of the TSA, and in no event less than 3 months following the Closing Date, the Company shall undertake commercially reasonable efforts to maintain Cazoo as a publicly listed company on the NYSE, Nasdaq or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee (such period, the “Public Listing Period”); provided that commercially reasonable efforts shall include providing any information required by any such exchange related to the business, its finances and strategies; provided, further, that notwithstanding anything to the contrary herein, commercially reasonable efforts shall not require the Company to maintain the public listing of Cazoo as a result of a sale of the Company in which the holders of Closing Date Equity receive cash or liquid, marketable securities of another company which are listed on NASDAQ, the NYSE, or such other reputable international stock exchange; provided, further, that (1) the Public Listing Period shall be automatically extended in order to ensure that Cazoo’s executive officers and directors (and former executive officers and directors) shall have at least 30 trading days following the Closing Date during which such persons shall be permitted to trade their Existing Equity on the applicable exchange in compliance with the Company’s insider trading policies and applicable securities laws; and (2) any waiver of the Restrictions by the Steering Committee on a given day shall count towards the 30 trading days (so long as such Cazoo executive officer or director (or former executive officer or director) is otherwise permitted to trade their Existing Equity under the Company’s insider trading policies and applicable securities laws on such day) and the Company provides such persons at least three business days advance notice of when a given day is a trading day.

[6]	Subject to ongoing review.

Minority Rights	The Definitive Documents will include certain customary minority and majority protections including without limitation tag rights and preemptive rights for the holders of Existing Equity to be negotiated.
Management Incentive Plan	The New Board shall retain the right to enact or amend a Management Incentive Plan (“MIP”), including a MIP that will result in the dilution of all holders of Closing Date Equity, the Existing Warrants, and New Warrants on a pro rata basis.
Reimbursement of Fees and Expenses	On the Closing Date, the Company shall be responsible for and shall pay all reasonable, documented fees and expenses, together with any VAT thereon, incurred by Weil, Gotshal & Manges LLP, Weil, Gotshal & Manges (London) LLP, and Campbells LLP, as legal counsel to the Consenting Noteholders, and PJT Partners, as financial advisors to the Consenting Noteholders. TSA to include customary reimbursement obligations by the Company in favor of the Convertible Noteholders, including a requirement that legal fees and expenses and monthly fees of PJT Partners, in each case incurred as of the date of the TSA in connection with the Transaction be paid or reimbursed in full as a condition precedent to the effectiveness of the TSA.
Tax Structure	The Company, Convertible Noteholders and holders of Existing Equity shall take all commercially reasonable actions to implement the Transaction in a mutually acceptable manner, taking regulatory, tax, accounting and legal considerations into account, to preserve and recognize tax attributes, and to mitigate the impact of any adverse tax consequences on the Company, the Convertible Noteholders and the holders of Existing Equity, and the transactions contemplated by this Term Sheet will be structured in furtherance thereof. All terms of this Term Sheet are subject to tax review and diligence.
Timetable

If the Transaction has not been consummated by the Outside Date, the Company and Convertible Noteholders shall no longer be bound to the terms of this Term Sheet or the TSA, except as otherwise provided herein or in the TSA.

“Outside Date” shall mean November 15, 2023; provided that, if the Transaction has not been consummated by November 15, 2023 because the Form F-1 has not yet been declared effective by the SEC or the SEC review of the Schedule TO has not been completed, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied on the Outside Date), then the Outside Date shall be extended to December 31, 2023; provided, further, if a Scheme Transaction Trigger Event has occurred, the Outside Date shall be automatically extended to the date that is 85 days after the Scheme Transaction Trigger Event; provided, further, that the Outside Date may be extended with the mutual written consent (email being sufficient) of the Company, each Consenting Equityholder and the Steering Committee.

Conditions Precedent to Closing

Customary conditions precedent to occurrence of the Closing Date, including (without limitation):

(i)           the TSA shall not have been terminated and shall remain in full force and effect;

(ii)          documentation implementing the Transaction in accordance with the terms and conditions set forth in the TSA;

(iii)        irrevocable written commitments from certain designated stakeholders to be agreed between the Company and the Steering Committee to support the Transaction (such commitments to be provided upon the execution of the TSA); and

(iv)        all fees and expenses incurred by the Convertible Noteholders through the Closing Date shall have been paid in full by the Company (as described in “Reimbursement of Fees and Expenses”).

Additional Obligations Prior to Closing Date

The Convertible Noteholders’ support for the Transaction on the terms set forth in this Term Sheet are conditioned on the following:

(i)          in accordance with the section above titled “Implementation,” the Company shall provide the statement regarding Alternative Proposals to be included in the proxy materials, the agreed form of which statement is attached to the TSA as Exhibit C;

(ii)         from the date on which the parties enter into the TSA until the Closing Date (the “Interim Period”), the Company will deliver bi-weekly cashflow reporting for the prior two weeks prepared in the ordinary course;

(iii)        the Company’s management and advisors shall provide a good faith response on all reasonable information requests, including requests regarding the Company’s operations and strategic planning, of the Steering Committee during ordinary business hours and made to the individuals listed on Schedule 4(a)(xii) to the TSA in connection with the Transaction and implementation thereof; and

(iv)       during the Interim Period, the Company shall not (A) make any material payments, dispositions, or investments, grant any pledge, lien, security interest or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements in effect as of the date of the entry of the TSA, (B) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date hereof, nor (C) make any material changes to employee agreements or arrangements, in each case except with the consent of the Steering Committee in its reasonable discretion, provided that retention payments may be made to members of management in connection with the Transaction in an aggregate amount not to exceed £524,000; and

(v)         the Company must maintain, at all times during the Interim Period, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount (A) shall be decreased by any fees and expenses incurred in connection with the Transaction and paid or reimbursed by the Company as of the date of any calculation and (B) shall be further decreased by £10 million on October 1, 2023 and by £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds shall not count towards the minimum liquidity balance; provided, further, that lease exit costs acceptable to the Steering Committee shall be added back to the liquidity balance for such purposes;

If the Company does not comply with each of these additional obligations set forth in clauses (i) through (v) above in any material respect, the Convertible Noteholders may terminate this Term Sheet and the TSA without further obligation arising therefrom or liability for such termination on the terms and conditions set forth in the TSA. For the avoidance of doubt, with respect to clause (i) above, if the Company releases proxy materials with a statement regarding Alternative Proposals other than the statement approved by the Company and Steering Committee, the Convertible Noteholders may terminate this Term Sheet and the TSA in accordance with this paragraph and the TSA.

Except as required by applicable law (including by statute or regulation), the Convertible Noteholders agree that, without the prior written consent of the Company, none of them, individually or collectively, will disclose this Term Sheet or the contents hereof in any public communication or filing including any regulatory filing prior to the execution of Definitive Documents. Further, the Steering Committee and each other Convertible Noteholder party to the TSA shall agree (i) during the period commencing upon the date of effectiveness of the TSA until the date the TSA is no longer in effect, to refrain from directing the Trustee, or encouraging or assisting any other Convertible Noteholder Party (whether directly or indirectly), to exercise any rights or remedies with respect to any failure of the Company to perform any of its obligations under Section 15.01 of the Convertible Notes Indenture, dated February 16, 2022 (as amended), in connection with any “Fundamental Change” under clause (d) of the definition thereunder and (ii) if the Convertible Noteholders do not comply with the foregoing, the Company shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy of any such breach.

Definitive Documents	This Term Sheet is indicative, and any final agreement shall be subject to the execution of relevant Definitive Documents, which documents shall be consistent in all material respects with the terms of this Term Sheet and the TSA and shall contain terms, conditions, representations, warranties, and covenants, in each case, customary for the transactions described herein and for transactions of this type, including a fiduciary out and releases for the Company, the Convertible Noteholders, each party’s officers and directors, and each party’s advisors (subject to customary exclusions for fraud, gross negligence, and willful misconduct). This Term Sheet shall not constitute a contract, arrangement, understanding or relationship among the Convertible Noteholders and the Company or any other person with respect to any securities of the Company. Nothing in this Term Sheet, the TSA, or the Definitive Documents shall impair or alter the fiduciary duties of the New Board.

Exhibit B

FORM OF JOINDER AGREEMENT FOR CONSENTING STAKEHOLDER

This Joinder Agreement to the Transaction Support Agreement, dated as of September 20, 2023 (as amended, supplemented, or otherwise modified from time to time, the “Agreement”), by and among the Company and the Consenting Stakeholders, is executed and delivered by_______________________ (the “Joining Party”) as of ____________, 2023. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

1. Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated, or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a (i) “Consenting Stakeholder” and (ii) a “Party” for all purposes under the Agreement and with respect to any and all indebtedness or shares held by such Joining Party.

2. Representations and Warranties. With respect to the aggregate principal amount of indebtedness or number of shares, in each case, set forth below its name on the signature page hereto, the Joining Party hereby makes the representations and warranties set forth in Section 10 of the Agreement to each other Party to the Agreement.

3. Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of laws provisions that would require the application of the law of any other jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

CONSENTING STAKEHOLDER

By:
Name:
Title:

Principal Amount of Convertible Notes: $__________

Number of Existing Equity: __________

Notice Address:

______________________________________
______________________________________
______________________________________
Fax:___________________________________
Attention: ______________________________
Email:__________________________________

Exhibit C

Alternative Proposal Statement

●	The following statement will be included in the Summary section and the Invitation for Proposals section of the Proxy Document:

Invitation for Proposals

All existing holders of the Class A ordinary shares of Cazoo Group Ltd are invited to submit alternative proposals with respect to the restructuring of the Company’s debt and equity capital structure. Any and all proposals are welcome, whether dealing with a part or all of the debt and equity capital structure. The Board of Directors of Cazoo Group Ltd will review all proposals submitted by the deadline, consistent with its fiduciary duties under applicable law. Any proposals must be submitted by email to [●] or by mail to [●] by no later than [●], 2023 at 5:00 p.m. (Eastern Time). In the absence of a satisfactory alternative proposal, the existing share capital will be materially diluted as part of the Transaction.

Schedule 1(a)(ccc)

No	Milestone	Date

Schedule 4(a)(xii)

Schedule 8

●	WCH 2022 Quad, LLC

●	WCHS Holdings 1, LLC

●	JADOFF Investments, LP

Schedule 10(a)(ii)

●	Stocking Agreement (Purchase Agency & Sale Arrangement), dated 12 July 2019, between Lombard and Cazoo Limited (as amended, supplemented or otherwise modified from time to time)

●	Vehicle Purchase Agency, Purchase and Sales Agreement, dated December 2020, between Santander Consumer (UK) PLC and Cazoo Limited (as amended, supplemented or otherwise modified from time to time)

●	Investor Rights Agreement, dated August 26, 2021, with respect to the sponsor’s right to designate one director until the expiration of the term of office of the Class III directors